Exhibit 99.2

2013

Management
Information
Circular

Notice of 2013
Annual and
Special Meeting

SILVER WHEATON 2013 MANAGEMENT INFORMATION CIRCULAR [1]

SILVER WHEATON 2013 MANAGEMENT INFORMATION CIRCULAR [2]

Notice of Annual and Special Meeting of Shareholders

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of shareholders (the “Meeting”) of Silver Wheaton Corp. (the “Company”) will be held in the Mackenzie Ballroom of the Fairmont Waterfront Hotel, 900 Canada Place Way, Vancouver, British Columbia on May 21, 2013 at 1:00 p.m. (Vancouver time), for the following purposes:

(a)	To receive and consider the audited consolidated financial statements of the Company for the year ended December 31, 2012 and the report of the auditors thereon;

(b)	To elect the directors of the Company for the ensuing year;

(c)	To appoint Deloitte LLP, Independent Registered Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the directors to fix the auditors’ remuneration;

(d)	To consider and, if deemed appropriate, to pass, with or without variation, a non-binding advisory resolution accepting the Company’s approach to executive compensation; and

(e)	To transact such other business as may properly come before the Meeting or any adjournment thereof.

This notice is accompanied by a management information circular, either a form of proxy for registered shareholders or a voting instruction form for beneficial shareholders, and, for those registered shareholders who so requested, a copy of the audited consolidated financial statements and MD&A of the Company for the financial year ended December 31, 2012. Shareholders are able to request to receive copies of the Company’s annual and/or interim financial statements and MD&A on the form of proxy or voting instruction form, as applicable. The audited consolidated financial statements and MD&A of the Company for the financial year ended December 31, 2012 will be sent to those shareholders who have previously requested to receive them. Otherwise, they are available upon request to the Company or they can be found on SEDAR at www.sedar.com, on the United States Securities and Exchange Commission website at www.sec.gov, or on the Company’s website at www.silverwheaton.com.

This year, as described in the notice and access notification mailed to shareholders of the Company, the Company has decided to deliver this management information circular by posting it to the Company’s website (www.silverwheaton.com/Investors/AnnualGeneralMeeting). The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and it will also reduce the Company’s printing and mailing costs. This management information circular will also be available on SEDAR at www.sedar.com and on the United States Securities and Exchange Commission website at www.sec.gov.

Shareholders may request copies of this management information circular at no cost in the following manner:

Registered Shareholders: by calling toll-free at 1-855-887-2243; or

Non-Registered Shareholders: on-line at www.proxyvote.com or by calling toll-free at 1-877-907-7643 and entering the 12-digit control number located on the voting instruction form and following the instructions provided. If you do not have a 12-digit control number, please call toll-free at 1-855-887-2243.

Registered shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy and deposit it with the Company’s transfer agent by 1:00 p.m. (Vancouver time) on May 16, 2013, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting so that as large a representation as possible may be had at the Meeting.

Non-registered shareholders of the Company who have received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your security on your behalf (the “Intermediary”), are required to complete and return the materials in accordance with the instructions provided by the Intermediary.

The board of directors of the Company has by resolution fixed the close of business on March 25, 2013 as the record date, being the date for the determination of the registered holders of common shares entitled to receive notice of, and to vote at, the Meeting and any adjournment thereof.

DATED at Vancouver, British Columbia this 21st day of March, 2013.

By Order of the Board of Directors

“Randy V. J. Smallwood”
Randy V. J. Smallwood
President and Chief Executive Officer

SILVER WHEATON 2013 MANAGEMENT INFORMATION CIRCULAR [3]

Commonly Asked Questions and Answers – Voting and Proxies

Q.	Who is soliciting my proxy?

A.

The management of Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) is soliciting your proxy. It is expected that the solicitation will be primarily by mail, however, proxies may also be solicited personally by regular employees of the Company and the Company may use the services of an outside proxy solicitation agency to solicit proxies. The costs of solicitation will be borne by the Company.

Q.	Who is entitled to vote?

A.	You are entitled to vote if you were a holder of common shares of Silver Wheaton as of the close of business on March 25, 2013. Each common share is entitled to one vote.

Q.	When are proxies due?

Duly completed and executed proxies must be received by the Company’s transfer agent at the address indicated on the enclosed envelope no later than 1:00 p.m. (Vancouver time) on May 16, 2013, or no later than 48 hours before the time of any adjourned Meeting (excluding Saturdays, Sundays and holidays).

Q.	How many votes are required to pass a matter on the agenda?

A.	A simple majority of the votes cast, in person or represented by proxy, is required for each of the matters specified in this management information circular.

Q.	How do I vote?

A.

If you are eligible to vote and your shares are registered in your name, you can vote your shares in person at the Meeting or by signing and returning your form of proxy by mail in the prepaid envelope provided or by fax to the number indicated on the form.

If your shares are not registered in your name but are held by a nominee (usually a bank, trust company, securities broker or other financial institution), please see the question and answer below.

Q.	If my shares are not registered in my name but are held in the name of a nominee (a bank, trust company, securities broker or other financial institution), how do I vote my shares?

A.

If your shares are not registered in your name, but are held in the name of a nominee (usually a bank, trust company, securities broker or other financial institution), you are a “non-registered” shareholder and your nominee is required to seek instructions from you as to how to vote your shares. Your nominee will have provided you with a package of information including either a form of proxy or a voting instruction form. Carefully follow the instructions accompanying the proxy or voting instruction form.

Q.	What if I am a non-registered shareholder and do not give voting instructions to my nominee?

A.

As a non-registered shareholder, in order to ensure your shares are voted in the way you would like, you must provide voting instructions to your bank, broker or other nominee by the deadline provided in the materials you receive from your bank, broker or other nominee. If you do not provide voting instructions to your bank, broker or other nominee, your shares will not be voted.

Q.	What happens if I want to attend the Meeting and vote in person?

A.

If you are a registered shareholder and wish to vote in person, you may present yourself to a representative of the scrutineer of the Meeting, Canadian Stock Transfer Company Inc. (as Administrative Agent for CIBC Mellon Trust Company) (“Canadian Stock Transfer”). Your vote will be taken and counted at the Meeting. If you wish to vote in person at the Meeting, do not complete or return the form of proxy.

The Company does not have the names of its non-registered shareholders. Therefore, if you attend the Meeting, the Company will have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as a proxyholder. If you wish to vote in person at the Meeting, insert your own name in the space provided (appointee section) on the form of proxy or voting instruction form sent to you by your nominee. In doing so, you are instructing your nominee to appoint you as a proxyholder. Complete the form by following the return instructions provided by your nominee. Do not otherwise complete the form as you will be voting in person at the Meeting. You should present yourself to a representative of Canadian Stock Transfer upon arrival at the Meeting.

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Commonly Asked Questions and Answers – Voting and Proxies

Q.	Should I sign the form of proxy enclosed with this management information circular?

A.	If you are a registered shareholder you must sign the enclosed form of proxy for it to be valid. If you are a non-registered shareholder please read the instructions provided by your nominee.

Q.	What if my shares are registered in more than one name or in the name of a company?

A.

If the shares are registered in more than one name, all those persons in whose name the shares are registered must sign the form of proxy. If the shares are registered in the name of a company or any name other than your own, you should provide documentation that proves you are authorized to sign the form of proxy. If you have any questions as to what documentation is required, contact Canadian Stock Transfer prior to submitting your form or proxy.

Q.	Can I appoint someone other than the individuals named in the enclosed form of proxy to vote my shares?

A.

Yes, you have the right to appoint some other person of your choice who need not be a shareholder of the Company to attend and act on your behalf at the Meeting. If you wish to appoint a person other than those named in the enclosed form of proxy, then strike out those printed names appearing on the form of proxy and insert the name of your chosen proxyholder in the space provided. NOTE: It is important to ensure that any other person you appoint is attending the Meeting and is aware that his or her appointment has been made to vote your shares. Proxyholders should, on arrival at the Meeting, present themselves to a representative of Canadian Stock Transfer.

Q.	Where do I send my completed proxy?

A.	You should send your completed proxy to:

Canadian Stock Transfer Company
(as Administrative Agent for CIBC Mellon Trust Company) Attention: Proxy Department P.O. Box 721 Agincourt, Ontario M1S 0A1

or by fax to: 416-368-2502

Q.	Can I change my mind once I send my proxy?

A.	If you are a registered shareholder and have returned a form of proxy, you may revoke it by:

1.	completing and signing another form of proxy bearing a later date, and delivering it to Canadian Stock Transfer; or

2.	delivering a written statement, signed by you or your authorized attorney to:

(a)

the registered office of Silver Wheaton c/o Cassels Brock & Blackwell LLP, 40 King Street West, Suite 2100, Toronto, Ontario M5H 3C2; Attention: Mark T. Bennett, at any time up to and including May 16, 2013 or, if the Meeting is adjourned, the business day preceding the day to which the Meeting is adjourned; or

(b)	the Chair of the Meeting prior to the commencement of the Meeting on the day of the Meeting or, if the Meeting is adjourned, the day to which the Meeting is adjourned.

If you are a non-registered shareholder, contact your nominee.

Q.	How will the shares be voted if I send my proxy?

A.

The shares represented by your proxy must be voted as you instruct in the form of proxy. If you properly complete and return your proxy but do not specify how you wish to vote, your shares will be voted as your proxyholder sees fit. Unless contrary instructions are provided, shares represented by proxies received by management will be voted as follows:

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Commonly Asked Questions and Answers – Voting and Proxies

(a)	FOR the election of directors of the Company as set out in this management information circular;

(b)	FOR the appointment of Deloitte LLP, Independent Registered Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the directors to fix their remuneration; and

(c)	FOR the non-binding advisory resolution accepting the Company’s approach to executive compensation.

Q.	What if amendments are made to these matters or if other matters are brought before the Meeting?

A.	If you attend the Meeting in person and are eligible to vote, you may vote on such matters as you choose.

If you have completed and returned the form or proxy, the person named in the form of proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Annual and Special Meeting of Shareholders of Silver Wheaton, and to other matters which may properly come before the Meeting. As of the date of this management information circular, the management of the Company knows of no such amendment, variation or other matter expected to come before the Meeting. If any other matters properly come before the Meeting, the persons named in the form of proxy will vote on them in accordance with their best judgment.

Q.	What if I am a registered shareholder and do not submit a proxy?

A.

As a registered shareholder, if you do not submit a proxy prior to 48 hours before the Meeting or you do not attend and vote at the Meeting, your shares will not be voted on any matter that comes before the Meeting.

Q.	Who counts the votes?

A.

A scrutineer, employed by the Company’s registrar and transfer agent, Canadian Stock Transfer Inc. as administrative agent for CIBC Mellon Trust Company, will act as scrutineer and will count the votes and report the results to the Company.

Q.	What is an advisory vote on Say on Pay?

A.

“Say on Pay” is a non-binding advisory resolution to accept the Company’s approach to executive compensation. The purpose of the Say on Pay advisory vote is to give shareholders a formal opportunity to provide their views on the executive compensation plans of the Company.

The advisory vote is non-binding on the Company and it remains the duty of the Board of Directors to develop and implement appropriate executive compensation policies for the Company. In the event that a significant number of shareholders oppose the resolution, the Board of Directors will endeavour to consult with its shareholders as appropriate (particularly those who are known to have voted against it) to understand their concerns and will review the Company’s approach to compensation in the context of those concerns. The Board of Directors will consider disclosing to shareholders as soon as is practicable, and no later than in the management information circular for its next annual meeting, a summary of any comments received from shareholders in the engagement process and any changes to the compensation plans made or to be made by the Board of Directors (or why no changes will be made).

Q.	If I need to contact Canadian Stock Transfer Company Inc., the Company’s registrar and transfer agent, how do I reach them?

A.	You can contact the Company’s registrar and transfer agent:

by mail at:	Canadian Stock Transfer Company
(as Administrative Agent for CIBC Mellon Trust Company)
P.O. Box 700, Station B
Montreal, Quebec H3B 3K3

by toll free telephone
in North America at:	1-800-387-0825

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Commonly Asked Questions and Answers – Voting and Proxies

by telephone
outside North America at:	416-682-3860

by fax at:	1-888-249-6189

by email at:	inquiries@canstockta.com

Website:	www.canstockta.com

Q.	How do I give feedback on the Company’s executive compensation program, its governance practices or other aspects of this management information circular?

A.

We value shareholder, employee and other interested party opinions, concerns and other feedback and invite you to communicate directly with the Board of Directors, the Human Resources Committee or the Governance and Nominating Committee, as appropriate. Contact information is provided under the heading “Contacting the Board of Directors” on page 58.

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General Proxy Information

Solicitation of Proxies

This management information circular is furnished to the holders of common shares (the “shareholders”) in connection with the solicitation of proxies by the management of Silver Wheaton Corp. (the “Company”) for use at the annual and special meeting of shareholders (the “Meeting”) of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting. References in this management information circular to the Meeting include any adjournment or adjournments thereof. It is expected that the solicitation will be primarily by mail, however, proxies may also be solicited personally by regular employees of the Company and the Company may use the services of an outside proxy solicitation agency to solicit proxies. The costs of solicitation will be borne by the Company.

The board of directors of the Company (the “Board”) has fixed the close of business on March 25, 2013 as the record date, being the date for the determination of the registered holders of securities entitled to receive notice of, and to vote at, the Meeting. Duly completed and executed proxies must be received by the Company’s transfer agent at the address indicated on the enclosed envelope no later than 1:00 p.m. (Vancouver time) on May 16, 2013, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting (the “Proxy Deposit Date”). Late proxies may be accepted or rejected by the Chair of the Meeting in his sole discretion, and the Chair is under no obligation to accept or reject any late proxy.

Unless otherwise stated, the information contained in this management information circular is as of March 21, 2013. All dollar amounts referenced herein, unless otherwise indicated, are expressed in United States dollars and Canadian dollars are referred to as “C$”. Unless otherwise stated, any United States dollar amounts which have been converted from Canadian dollars have been converted at an exchange rate of C$1.00 = US$1.0051, the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2012.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are officers or directors of the Company. A shareholder desiring to appoint some other person, who need not be a shareholder, to represent such shareholder at the Meeting, may do so by inserting such person’s name in the blank space provided in the enclosed form of proxy or by completing another proper form of proxy and, in either case, depositing the completed and executed proxy at the office of the Company’s transfer agent indicated on the enclosed envelope no later than 1:00 p.m. (Vancouver time) on May 16, 2013, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting. Late proxies may be accepted or rejected by the Chair of the Meeting in his sole discretion, and the Chair is under no obligation to accept or reject any late proxy.

A shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

A proxy given pursuant to this solicitation may be revoked by an instrument in writing executed by a shareholder or by a shareholder’s attorney authorized in writing (or, if the shareholder is a corporation, by a duly authorized officer or attorney) and deposited either at the registered office of the Company (Silver Wheaton Corp. c/o Cassels Brock & Blackwell LLP, 40 King Street West, Suite 2100, Toronto, Ontario M5H 3C2; Attention: Mark T. Bennett) at any time up to and including the last business day preceding the day of the Meeting or with the Chair of the Meeting on the day of the Meeting prior to the commencement of the Meeting or in any other manner permitted by law.

Exercise of Discretion by Proxies

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such shares will be voted in the discretion of the person named in the proxy. However, under New York Stock Exchange ("NYSE") rules, a broker who has not received specific voting instructions from the beneficial owner may not vote the shares in its discretion on behalf of such beneficial owner on "non-routine" proposals, including the election of directors. Thus, such shares will be included in determining the presence of a quorum at the Meeting and will be votes "cast" for purposes of other proposals but will not be considered votes "cast" for purposes of voting on the election of directors.

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General Proxy Information

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing of this management information circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

Voting by Non-Registered Shareholders

Only registered shareholders of the Company or the persons they appoint as their proxies are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders (“Non-Registered Shareholders”) because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the shares of the Company (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. or The Depository Trust & Clearing Corporation) of which the Intermediary is a participant. In accordance with applicable securities law requirements, the Company is required to distribute copies of this management information circular and the form of proxy (which includes a place to request copies of the Company’s annual and/or interim financial statements and MD&A or to waive the receipt of the annual and/or interim financial statements and MD&A). In accordance with National Instrument 54-101, the Company has elected to deliver this management information circular to shareholders by (i) distributing a notification of meeting along with the form of proxy to the clearing agencies and Intermediaries (the “Mailed Materials”) for distribution to Non-Registered Shareholders; and (ii) posting this management information circular on the Company’s website (www.silverwheaton.com/Investors/AnnualGeneralMeeting). See “Notice and Access” on page 10 for further information.

Intermediaries are required to forward the Mailed Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the the Mailed Materials distributed by the Company to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive the Mailed Materials will either:

(a)

be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company. See above “Exercise of Discretion by Proxies” for broker discretion in the absence of non-registered shareholder direction; or

(b)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with the Company, c/o Canadian Stock Transfer Company (as Administrative Agent for CIBC Mellon Trust Company), Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1 or by facsimile at (416) 368-2502.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the shares of the Company they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert the Non-Registered Shareholder or such other person’s name in the blank space provided. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

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General Proxy Information

A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive Mailed Materials and to vote which has been given to an Intermediary at any time by written notice to the Intermediary provided that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Mailed Materials and to vote which is not received by the Intermediary at least seven days prior to the Meeting.

Notice and Access

In 2012, the Canadian Securities Administrators announced the adoption of regulatory amendments to securities laws governing the delivery of proxy-related materials by public companies. As a result, public companies are now permitted to advise their shareholders of the availability of this management information circular on an easily-accessible website, rather than mailing physical copies.

The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and the Company’s carbon footprint, and it will also reduce the Company’s printing and mailing costs. The Company has therefore decided to deliver this management information circular to shareholders by posting it on its website (www.silverwheaton.com/Investors/AnnualGeneralMeeting). This management information circular will also be available on SEDAR at www.sedar.com and on the United States Securities and Exchange Commission website at www.sec.gov. All shareholders will also receive a notice document which will contain information on how to obtain electronic and paper copies of this management information circular in advance of the Meeting.

Shareholders who wish to receive paper copies of this management information circular may request copies in the following manner:

Registered Shareholders: by calling toll-free at 1-855-887-2243; or

Non-Registered Shareholders: on-line at www.proxyvote.com or by calling toll-free at 1-877-907-7643 and entering the 12-digit control number located on the voting instruction form and following the instructions provided. If you do not have a 12-digit control number, please call toll-free at 1-855-887-2243.

Requests for paper copies must be received at least five business days in advance of the proxy deposit date and time set out in the accompanying proxy or voting instruction form in order to receive this management information circular in advance of the proxy deposit date and Meeting. This management information circular will be sent to such shareholders within three business days of their request if such requests are made before the Meeting. Those shareholders with existing instructions on their account to receive a paper copy of meeting materials will receive a paper copy of this management information circular.

Voting Securities and Principal Holders Thereof

As of March 21, 2013, 354,433,902 common shares (the “Common Shares”) in the capital of the Company were issued and outstanding. Each Common Share entitles the holder thereof to one vote on all matters to be acted upon at the Meeting. The record date for the determination of shareholders entitled to receive notice of, and to vote at, the Meeting has been fixed at March 25, 2013. In accordance with the provisions of the Business Corporations Act (Ontario), the Company will prepare a list of holders of Common Shares as of such record date. Each holder of Common Shares named in the list will be entitled to vote the shares shown opposite his or her name on the list at the Meeting. All such holders of record of Common Shares are entitled either to attend and vote thereat in person the Common Shares held by them or, provided a completed and executed proxy shall have been delivered to the Company’s transfer agent within the time specified in the attached Notice of Meeting, to attend and vote thereat by proxy the Common Shares held by them.

To the knowledge of the directors and executive officers of the Company, as of the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Company carrying more than 10% of the voting rights attached to any class of voting securities of the Company.

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Election of Directors

The Company’s Articles of Continuance provide that the Board consist of a minimum of three and a maximum of ten directors. The Board currently consists of eight directors. The Company’s shareholders have previously passed a special resolution authorizing the directors of the Company to set the number of directors to be elected at a shareholders meeting.

At the Meeting, shareholders will be asked to approve an ordinary resolution for the election of the eight persons named hereunder as directors of the Company (the “Nominees”). Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the election of the Nominees. Management does not contemplate that any of the Nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority shall be exercised by the persons named in the accompanying proxy to vote the proxy for the election of any other person or persons in place of any Nominee or Nominees unable to serve. Each director elected will hold office until the close of the first annual meeting of shareholders of the Company following his election or until his successor is duly elected or appointed unless his office is earlier vacated in accordance with the by-laws of the Company. Each of the Nominees was elected at the last annual general meeting of the Company’s shareholders held on May 23, 2012.

Majority Voting Policy

The Board has adopted a policy which requires that any nominee who receives a greater number of votes “withheld” from his or her election than votes “for” such election, promptly tender his or her resignation to the Board, to be effective upon acceptance by the Board. The Governance and Nominating Committee will review the circumstances of the election and make a recommendation to the Board as to whether or not to accept the tendered resignation. The Board must determine whether or not to accept the tendered resignation as soon as reasonably possible and in any event within 90 days of the election. Subject to any corporate law restrictions, the Board may fill any resulting vacancy through the appointment of a new director. The nominee in question may not participate in any committee or Board votes concerning his or her resignation. This policy does not apply in circumstances involving contested director elections.

Director Biographies

Following each Nominee’s biography below, we have included an assessment of the areas of expertise of each of the Nominees.

Lawrence I. Bell	Residence: British Columbia, Canada
Age: 75	Principal Occupation: Corporate Director
Director Since: April 20, 2006

Silver Wheaton Committees
• Governance and Nominating Committee, Chairman
• Human Resources Committee

Public Directorships	Public Committee Appointments
• Capstone Mining Corp. (since 2008)	• Corporate Governance and Nominating Committee • Human Resources and Compensation Committee • Environmental, Health, Safety and Sustainability Committee
• Goldcorp Inc. (since 2005). Mr. Bell will not be standing for re- election to the Board of Directors at Goldcorp Inc.’s upcoming Annual General Meeting to be held on May 2, 2013.	• Audit Committee • Compensation Committee
• Matrix Asset Management Inc. (since 2010)	• Human Resources and Corporate Governance Committee

Mr. Bell served as the non-executive Chairman of British Columbia Hydro and Power Authority until December 2007. From August 2001 to November 2003, Mr. Bell was Chairman and Chief Executive Officer of British Columbia Hydro and Power Authority and, from 1987 to 1991, he was Chairman and Chief Executive Officer of British Columbia Hydro and Power Authority. He is also a director of Capstone Mining Corp. and Matrix Asset Management Inc. and is former Chairman of the University of British Columbia Board of Directors and former Chairman of Canada Line (Rapid Transit) Project. Prior to these positions, Mr. Bell was Chairman and President of the Westar Group and Chief Executive Officer of Vancouver City Savings Credit Union. In the province's public sector, Mr. Bell has served as Deputy Minister of Finance and Secretary to the Treasury Board. He holds a Bachelor of Arts degree and an Honours Ph.D. from the University of British Columbia. He also holds a Masters of Arts degree from San José State University and is a Fellow of the Institute of Corporate Directors.

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Election of Directors

George L. Brack	Residence: British Columbia, Canada
Age: 51	Principal Occupation: Corporate Director
Director Since: November 24, 2009

Silver Wheaton Committees
• Audit Committee
• Human Resources Committee
Public Directorships	Public Committee Appointments
• Alexco Resource Corp. (since 2007)	• Audit Committee • Nominating and Corporate Governance Committee • Compensation Committee
• Aurizon Mines Ltd. (since 2010)	• Compensation and Human Resources Committee • Corporate Governance and Nominating Committee • Special Committee
• Capstone Mining Corp. (since 2009)	• Human Resources and Compensation Committee • Corporate Governance and Nominating Committee
• Geologix Explorations Inc. (since 2009)	• Audit Committee • Nominating and Corporate Governance Committee • Compensation Committee
• Newstrike Capital Inc. (since 2012)	• Nominating and Corporate Governance Committee

Mr. Brack is the Chairman of both Capstone Mining Corp. and Alexco Resource Corp. and serves as a director of Aurizon Mines Ltd., Geologix Explorations Inc. and Newstrike Capital Inc. Mr. Brack’s 28-year career in the mining industry has focused on investment banking and corporate development, specifically identifying, evaluating and executing strategic mergers and acquisitions, and the provision of equity financing. Until January 2009, Mr. Brack acted as the Managing Director and Industry Head, Mining Group, of Scotia Capital. Prior to joining Scotia Capital in 2006, Mr. Brack spent seven years as President of Macquarie North America Ltd., an investment banking firm specializing in merger and acquisition advice. Previous to that, Mr. Brack was Vice President, Corporate Development at Placer Dome Inc., was Vice President of the investment banking group at CIBC Wood Gundy, and worked in Rio Algom’s Corporate Development department. Mr. Brack holds an MBA from York University, a BASc in Geological Engineering from the University of Toronto and the CFA designation.

John A. Brough	Residence: Ontario, Canada
Age: 66	Principal Occupation: Corporate Director
Director Since: October 15, 2004

Silver Wheaton Committees
• Audit Committee, Chairman
• Governance and Nominating Committee
Public Directorships	Public Committee Appointments
• Canadian Real Estate Investment Trust (since 2008)	• Audit Committee • Investment Committee
• First National Financial Corporation (since 2006)	• Audit Committee
• Kinross Gold Corporation (since 1994)	• Audit and Risk Committee • Human Resources and Compensation Committee • Special Committee

Mr. Brough had been President of both Torwest, Inc. and Wittington Properties Limited, real estate development companies, from 1998 to December 31, 2007, upon his retirement. Prior thereto, from 1996 to 1998, Mr. Brough was Executive Vice President and Chief Financial Officer of iSTAR Internet, Inc. Prior thereto, from 1974 to 1996, he held a number of positions with Markborough Properties, Inc., his final position being Senior Vice President and Chief Financial Officer which position he held from 1986 to 1996. Mr. Brough is an executive with over 30 years of experience in the real estate industry. He is currently a director and Chairman of the Audit and Risk Committee of Kinross Gold Corporation, a director and Chairman of the Audit Committee and Lead Director of First National Financial Corporation, and a director and Chairman of the Audit Committee of Canadian Real Estate Investment Trust. He holds a Bachelor of Arts degree (Economics) from the University of Toronto and is a Chartered Accountant. He is also a graduate of the Institute of Corporate Directors – Director Education Program at the University of Toronto, Rotman School of Management. Mr. Brough is a member of the Institute of Corporate Directors and the Ontario and Canadian Institutes of Chartered Accountants.

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Election of Directors

R. Peter Gillin	Residence: Ontario, Canada
Age: 64	Principal Occupation: Corporate Director
Director Since: October 15, 2004

Silver Wheaton Committees
• Audit Committee
• Human Resources Committee, Chairman
Public Directorships	Public Committee Appointments
• Dundee Precious Metals Inc. (since 2009)	• Human Resources Committee • Environmental, Health and Safety Committee
• Sherritt International Corporation (since 2010)	• Audit Committee • Human Resources Committee • Nominating and Corporate Governance Committee • Environmental, Health, Safety and Sustainability Committee
• TD Mutual Funds Corporate Class (since 2010)	• Audit Committee
• Turquoise Hill Resources Ltd. (since 2012)	• Audit Committee • Compensation Committee

Mr. Gillin was Chairman and Chief Executive Officer of Tahera Diamond Corporation, a diamond exploration, development and production company, from October 2003 to September 2008 and Chief Restructuring Officer until December 2008. Since 2004, Mr. Gillin has been a member of the Independent Review Committee of TD Asset Management Inc. and, from December 2005 to September 2012, a director of Trillium Health Care Products Inc. (a private company). Mr. Gillin was appointed a director of Sherritt International Corporation January 1, 2010 and Dundee Precious Metals Inc. in December 2009. From April 2008 to March 2009, Mr. Gillin was a director of HudBay Minerals Inc. From November 2002 to May 2003, Mr. Gillin was President and Chief Executive Officer of Zemex Corporation, an industrial minerals producer and had been a director of that company since 1999. From 1996 to 2002, Mr. Gillin was Vice Chairman and a director of N.M. Rothschild & Sons Canada Limited, an investment bank, and, from 2001 to 2002, was Acting Chief Executive Officer. He holds a HBA degree from the Richard Ivey School of Business at the University of Western Ontario and is a Chartered Financial Analyst. He is also a graduate of the Institute of Corporate Directors – Director Education Program at the University of Toronto, Rotman School of Management and has earned the designation of ICD.D from the Institute of Corporate Directors.

Douglas M. Holtby, Chairman	Residence: British Columbia, Canada
Age: 65	Principal Occupation: Corporate Director
Director Since: April 20, 2006

Silver Wheaton Committees
• None
Public Directorships	Public Committee Appointments
• Goldcorp Inc. (since 2005)	• Governance and Nominating Committee • Audit Committee

Mr. Holtby is currently the Vice Chairman of the Board and Lead Director of Goldcorp and President and Chief Executive Officer of Holtby Capital Corporation, a private investment company. From June 1989 to June 1996, Mr. Holtby was President, Chief Executive Officer and a director of WIC Western International Communications Ltd., from 1989 to 1996, he was Chairman of Canadian Satellite Communications Inc., from 1998 to 1999, he was a Trustee of ROB.TV and CKVU, from 1974 to 1989, he was President of Allarcom Limited and, from 1982 to 1989, he was President of Allarcom Pay Television Limited. Mr. Holtby is a Fellow Chartered Accountant, and a graduate of the Institute of Corporate Directors – Director Education Program at the University of Toronto, Rotman School of Management.

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Election of Directors

Eduardo Luna	Residence: Mexico City, Mexico
Age: 67	Principal Occupation: Corporate Director
Director Since: December 8, 2004

Silver Wheaton Committees
• Human Resources Committee
Public Directorships	Public Committee Appointments
• Primero Mining Corp. (since 2008)	• Health, Safety and Environmental Committee
• Rochester Resources Ltd. (since 2007)	• None

Mr. Luna is currently Director, President and CEO of Rochester Resources Ltd., Advisor and Director of Primero Mining Corp. and advisor of Mercator Minerals Ltd. Mr. Luna was Chairman of the Company from October 2004 to May 2009 (and was Interim Chief Executive Officer of the Company from October 2004 to April 2006), Executive Vice President of Wheaton River from June 2002 to April 2005, Executive Vice President of Goldcorp from March 2005 to September 2007 and President of Luismin, S.A. de C.V. from 1991 to 2007. He holds a degree in Advanced Management from Harvard University, an MBA from Instituto Tecnologico de Estudios Superiores de Monterrey and a Bachelor of Science in Mining Engineering from Universidad de Guanajuato. He held various executive positions with Minera Autlan for seven years and with Industrias Peñoles for five years. He is the former President of the Mexican Mining Chamber and the former President of the Silver Institute. He serves as Chairman of the Advisory Board of the Faculty of Mines at the University of Guanajuato and as a board member of the Mineral Resources Council in Mexico.

Wade D. Nesmith	Residence: British Columbia, Canada
Age: 61	Principal Occupation: Corporate Director
Director Since: October 15, 2004

Silver Wheaton Committees
• Audit Committee
• Governance and Nominating Committee
Public Directorships	Public Committee Appointments
• Primero Mining Corp. (since 2008)	• None

Mr. Nesmith is currently Chairman of Primero Mining Corp. and from 2004 to 2009 was associate counsel with Lang Michener LLP (now McMillan LLP), a law firm where he previously practiced as a partner from 1993 to 1998. Mr. Nesmith has served on the boards of, among others, Polymer Group, Inc., Broadpoint Securites, Inc., and Westport Innovations, where he was also a senior officer of the Company. He also served as the Executive Director (then Superintendent of Brokers) for the British Columbia Securities Commission. Mr. Nesmith received his LLB from Osgoode Hall Law School in 1977.

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Election of Directors

Randy V.J. Smallwood	Residence: British Columbia, Canada
Age: 48	Principal Occupation: President and Chief Executive Officer
Director Since: May 6, 2011	of the Company

Silver Wheaton Committees
• None
Public Directorships	Public Committee Appointments
• Geologix Explorations Inc. (since 2005)	• Compensation Committee

• Riva Gold Corporation (since 2010). Mr. Smallwood will cease being a director of Riva Gold upon completion of the proposed acquisition of Riva Gold by Wildcat Silver Corporation, should such transaction proceed.

• None
• Tigray Resources Inc. (since 2011)	• None

Mr. Smallwood holds a geological engineering degree from the University of British Columbia, and is one of the founding members of Silver Wheaton. In 2007, he joined Silver Wheaton full time as Executive Vice President of Corporate Development, primarily focusing on growing the Company through the evaluation and acquisition of silver stream opportunities. In January 2010 he was appointed President, and in April 2011 he was appointed Silver Wheaton's Chief Executive Officer. Mr. Smallwood originally started as an exploration geologist with Wheaton River Minerals Ltd., and in 2001 was promoted to Director of Project Development, his role through its 2005 merger with Goldcorp. Before joining the original Wheaton River group in 1993, Mr. Smallwood also worked with Homestake Mining Company, Teck Corp. and Westmin Resources. Mr. Smallwood was an instrumental part of the team that built Wheaton River / Goldcorp into one of the largest, and more importantly most profitable gold companies in the world, and he is now focused on continuing to add to the impressive growth profile of Silver Wheaton.

Director Qualifications and Experience

On an annual basis, the Governance and Nominating Committee considers the strategies of the Company to identify what skills, experiences and expertise are required of the Board in exercising its oversight responsibilities. Listed below is a summary of those areas of expertise.

Areas of Expertise

Managing or leading growth – experience as a senior officer in driving the strategy and vision of an organization and leading growth
International – experience as a senior officer in a major organization that has international operations
CEO/President – experience as the CEO or President of a publicly listed company or major organization
Operations – production or exploration experience with a leading mining or resource company, with formal education in geology, geophysics or engineering
Industry expertise – experience as an officer with a company in the mining industry, combined with a strong knowledge of market participants
Compensation – experience as a senior officer or board compensation committee member, with compensation, benefit and pension programs, with specific expertise in executive compensation programs
Investment banking/Mergers & acquisitions – experience in investment banking or in major mergers and acquisitions

Financial literacy – experience in financial accounting and reporting, and corporate finance (familiarity with internal financial controls, Canadian GAAP, US GAAP or International Financial Reporting Standards)

Health, safety, environment and sustainability – strong understanding of the requirements and leading practices of workplace safety, health and the environment, including the requirements needed for a strong safety culture and sustainable development

Governance/Board – experience as a board member of a major organization

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Election of Directors

The Governance and Nominating Committee then compares those areas of expertise to the areas of expertise of the current members of the Board, and uses this assessment in considering the composition of the Board and identifying what skills the Company should be recruiting for when making changes or additions to the Board. See “Nomination of Directors” on page 22 for further discussion regarding the process through which nominees are identified.

The table below summarizes the qualifications and experience of each of the members of the Board that led the Governance and Nominating Committee to conclude that such member is qualified to serve on the Board. The lack of a specifically identified area of expertise does not mean that the Nominee does not possess that qualification or skill. Rather, a specifically identified area of expertise indicates that the Board currently relies upon that Nominee for that expertise.

Summary of Director Qualifications and Experience

	Lawrence I. Bell	George L. Brack	John A. Brough	R. Peter Gillin	Douglas M. Holtby	Eduardo Luna	Wade D. Nesmith	Randy V. J. Smallwood
Managing or leading growth	•	•	•	•	•	•	•	•
International		•	•	•	•	•	•	•
CEO/President	•	•	•	•	•		•	•
Operations		•				•		•
Industry expertise				•		•		•
Compensation	•	•	•	•	•	•	•
Investment banking/Mergers & acquisitions		•	•	•	•		•
Financial literacy	•	•	•	•	•
Health, safety, environmental and sustainability	•					•
Governance/Board	•	•	•	•	•	•	•	•

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Election of Directors

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, no director of the Company is, or within ten years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company (including the Company) that, (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer, other than: (a) Mr. Brough who is a director of Kinross Gold Corporation (“Kinross”), which was subject to a management cease trade order issued by the Ontario Securities Commission in April 2005 against the directors and officers of Kinross in connection with Kinross’ failure to file audited financial statements for the year ended December 31, 2004. The missed filings resulted from questions raised by the United States Securities and Exchange Commission (the “SEC”) about certain accounting practices related to the accounting for goodwill. The management cease trade order was lifted in February 2006 when Kinross completed the necessary filings following the SEC’s acceptance of Kinross’ accounting treatment for goodwill; and (b) Mr. Gillin who was a director of, and Chairman and Chief Executive Officer of Tahera Diamond Corporation (“Tahera”) from October 2003 to December 2008, a company that filed for protection under the Companies' Creditors Arrangement Act (Canada) ("CCAA") with the Ontario Superior Court of Justice on January 16, 2008. As a consequence of its financial difficulties, Tahera failed to file financial statements for the year ended December 31, 2007 and subsequent financial periods. As a result, Tahera was delisted from the Toronto Stock Exchange in November 2009 and issuer cease trade orders were issued in 2010 by the securities regulatory authorities of Ontario, Quebec, Alberta and British Columbia, which orders have not been revoked. Tahera subsequently sold its tax assets to Ag Growth International and certain properties, including the Jericho diamond mine, to Shear Minerals Ltd., and the monitoring process under CCAA concluded by order of the Superior Court of Justice in September, 2010.

To the knowledge of the Company, no director of the Company is, or within ten years prior to the date hereof has been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than (a) Mr. Nesmith who was a director of an automotive company which applied for Chapter 11 bankruptcy protection in December 2004 and emerged from Chapter 11 bankruptcy protection in March 2005; and (b) Mr. Gillin who was a director of, and Chairman and Chief Executive Officer of Tahera from October 2003 to December 2008, a company that filed for protection under CCAA with the Ontario Superior Court of Justice on January 16, 2008. Tahera subsequently sold its tax assets to Ag Growth International and certain properties, including the Jericho diamond mine, to Shear Minerals Ltd., and the monitoring process under CCAA concluded by order of the Superior Court of Justice in September, 2010. During 2011, the assets of Tahera were sold and the order is no longer in effect. To the knowledge of the Company, no director of the Company has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

To the knowledge of the Company, no director of the Company has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

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Corporate Governance Practices

In June 2005, National Policy 58-201 Corporate Governance Guidelines (the “Governance Guidelines”) and National Instrument 58-101 Disclosure of Corporate Governance Practices (the “Governance Disclosure Rule”) were adopted by the securities regulatory authorities in Canada. The Governance Guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance practices. The Governance Disclosure Rule requires that, if management of an issuer solicits proxies from its security holders for the purpose of electing directors, specified disclosure of its corporate governance practices must be included in its management information circular.

The Company and the Board recognize the importance of corporate governance to the effective management of the Company and to the protection of its employees and shareholders. The Company’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to enhance shareholder value. The Board fulfills its mandate directly and through its committees at regularly scheduled meetings or as required. Frequency of meetings may be increased and the nature of the agenda items may be changed depending upon the state of the Company’s affairs and in light of opportunities or risks which the Company faces. The directors are kept informed of the Company’s operations at these meetings as well as through reports and discussions with management on matters within their particular areas of expertise.

The Company’s corporate governance practices have been and continue to be in compliance with applicable Canadian and United States requirements. The Company continues to monitor developments in Canada and the United States with a view to further revising its governance policies and practices, as appropriate.

The New York Stock Exchange (the “NYSE”) rules require the Company to disclose any significant ways in which its corporate governance practices differ from those followed by United States domestic issuers under the NYSE listing standards. The Company believes that there are no significant differences between its corporate governance practices and those required to be followed by United States domestic issuers under the NYSE listing standards.

The following is a description of the Company’s corporate governance practices which has been prepared by the Governance and Nominating Committee of the Board and has been approved by the Board.

Board of Directors

Independence of the Board

The independence of the directors under the Governance Disclosure Rule is determined in accordance with National Instrument 52-110 Audit Committees, which provides that a director is independent if he or she has no direct or indirect material relationship with the Company and its subsidiaries. A “material relationship” is defined to mean any relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.

On an annual basis, the Board considers whether each director is independent in accordance with this standard. Based on this review, seven out of the eight members of the Board are independent within the meaning of the Governance Disclosure Rule. Mr. Smallwood is not independent as he is also an officer of the Company.

Mr. Nesmith ceased to be an officer of Primero Mining Corp. (“Primero”), which is the owner of the San Dimas mine, on March 15, 2012 and Mr. Luna ceased to be an officer of Primero on November 30, 2011. Both Mr. Nesmith and Mr. Luna retain significant equity positions in Primero and remain on the Board of Directors of Primero. The Board determined that Messrs. Luna and Nesmith are independent on the basis that their equity interests in Primero could not be reasonably expected to interfere with their exercise of independent judgment.

Board Chair

The Board has appointed Mr. Holtby, an independent member of the Board, as its Chair. The Chair’s primary responsibilities include chairing all Board meetings and managing the affairs of the Board and shareholders, including ensuring that the Board is organized properly, functions effectively and meets its obligations and responsibilities. The Chair also acts as the primary spokesperson for the Board, ensuring that management is aware of concerns of the Board, shareholders, other stakeholders and the public and, in addition, ensuring that management strategies, plans and performance are appropriately represented to the Board.

The Terms of Reference for the Board Chair sets out the full description of the responsibilities of the Chair of the Board and is available at www.silverwheaton.com.

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Corporate Governance Practices

Meetings of the Board and Committees of the Board

The Board meets a minimum of four times per year, every quarter. Each committee of the Board meets at least once each year or more frequently as deemed necessary by the applicable committee. The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs which the Company faces from time to time. The following table provides details regarding director attendance at Board and committee meetings held during the financial year ended December 31, 2012.

Meetings Attended out of Meetings Held

Director	Board	Audit Committee (1)	Human Resources Committee (1)	Governance and Nominating Committee
Lawrence I. Bell	9 out of 9	n/a	1 out of 1 (4)	3 out of 3
George L. Brack	9 out of 9	4 out of 4	4 out of 4	n/a
John A. Brough	9 out of 9	4 out of 4	n/a	3 out of 3
R. Peter Gillin	9 out of 9	4 out of 4	4 out of 4	n/a
Douglas M. Holtby	9 out of 9	n/a	3 out of 3 (5)	n/a
Eduardo Luna	9 out of 9	n/a	1 out of 1 (4)	n/a
Wade D. Nesmith	9 out of 9	3 out of 3 (3)	n/a	3 out of 3
Randy V.J. Smallwood	8 out of 9 (2)	n/a	n/a	n/a
___________________
(1)	Does not include meetings attended by directors on committees that the director is not a member of.
(2)	Mr. Smallwood did not attend one Board meeting as a result of a conflict of interest.
(3)	Mr. Nesmith was appointed to the Audit Committee on March 22, 2012.
(4)	Messrs. Bell and Luna were appointed to the Human Resources Committee on March 22, 2012.
(5)	Mr. Holtby ceased to be on the Human Resources Committee on March 22, 2012.

Independent Directors’ Meetings

During 2012, the independent directors held an in-camera session at each Board meeting during which session non-independent directors and members of management do not attend. The Board may also excuse members of management and conflicted directors from all or a portion of any meeting where a conflict or potential conflict of interest arises or where otherwise appropriate.

The Chair of the Board facilitates and chairs discussions among the Company’s independent directors, and facilitates communication between the independent directors and Company’s management. The Chair considers any comments or requests made by an independent director or during an in-camera session of the independent directors and determines the most appropriate action or response, which may include a request for additional information or action by the Chief Executive Officer or other members of the Company’s management, the seeking of independent legal or other advice, or any other action that the Chair of the Board deems appropriate or advisable under the circumstances to address the comment or request raised.

Other Public Company Directorships/Committee Appointments

The director biographies starting on page 11 provide details regarding directorships and committee appointments held by the Company’s directors in other public companies. The Board has determined that the simultaneous service of some of its directors on other audit committees does not impair the ability of such directors to effectively serve on the Company’s Audit Committee, having regard to their qualifications, attendance and contribution as members of the Company’s Audit Committee.

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Corporate Governance Practices

Interlocking Directorships

The following table provides details regarding directors of the Company who served together as directors on the boards of other public companies. Other than as set forth in such table, to the knowledge of the Company, no director of the Company serves on the board of any other public company with any other director of the Company.

Interlocking Directorships

Interlocking Public Company Directorships	Director
Capstone Mining Corp.	Lawrence I. Bell
George L. Brack
Geologix Explorations Inc.	George L. Brack
Randy V.J. Smallwood
Goldcorp Inc.	Lawrence I. Bell
Douglas M. Holtby
Primero Mining Corp.	Eduardo Luna
Wade D. Nesmith

Board Mandate

The duties and responsibilities of the Board are to supervise the management of the business and affairs of the Company, and to act with a view towards the best interests of the Company. In discharging its mandate, the Board is responsible for the oversight and review of the development of, among other things, the following matters:

  the strategic planning process of the Company;
  identifying the principal risks of the Company's business and ensuring the implementation of appropriate systems to manage these risks;
  succession planning, including appointing, training and monitoring senior management;
  a communications policy for the Company to facilitate communications with investors and other interested parties; and
  the integrity of the Company's internal control and management information systems.

The Board also has the mandate to assess the effectiveness of the Board as a whole, its committees and the contribution of individual directors. The Board discharges its responsibilities directly and through its committees, currently consisting of the Audit Committee, the Human Resources Committee and the Governance and Nominating Committee. In addition, in fulfilling its mandate the Board, among other things:

  reviews the Company’s annual budget, five year business plan and corporate strategic plan;
  reviews financing arrangements and significant acquisitions;
  reviews reports, at least quarterly, from the President & Chief Executive Officer, the Senior Vice President & Chief Financial Officer and the Senior Vice President, Corporate Development on the Company’s progress in the preceding quarter and on the strategic, operational and financial matters facing the Company; and
  reviews significant communications with shareholders and the public, including quarterly and annual financial results, the annual report, annual information form and this management information circular.

A copy of the terms of reference for the Board, setting out its mandate, responsibilities and the duties of its members is attached as Schedule “A” to this management information circular.

Position Descriptions

Written position descriptions have been developed by the Board for the Chair of the Board and the Chief Executive Officer of the Company, and may be accessed on the Company’s website at www.silverwheaton.com.

The Company does not maintain a separate written description of the roles of the Chairs of each of the committees of the Board. Instead, the Company has developed terms of reference for each of the committees of the Board (available at www.silverwheaton.com). The Chair of each committee is responsible for ensuring that the applicable committee fulfils its responsibilities and duties under its governing terms of reference.

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Corporate Governance Practices

Orientation and Continuing Education

The Governance and Nominating Committee, in conjunction with the Chair of the Board and the Chief Executive Officer of the Company, is responsible for ensuring that new directors are provided with an orientation and education program which will include written information about the duties and obligations of directors, the business and operations of the Company, documents from recent Board meetings, and opportunities for meetings and discussion with senior management and other directors. As the Company has only had one director that was new to the Company appointed to the Board since 2006, it does not have a formal orientation process in place for its new directors and instead has adopted a tailored approach depending on the particular needs and focus of the director being appointed.

The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process. To facilitate ongoing education of the Company’s directors, the Governance and Nominating Committee will: (a) periodically canvass the directors to determine their training and education needs and interests; (b) arrange ongoing visitation by directors to the Company’s facilities and operations; (c) arrange the funding for the attendance of directors at seminars or conferences of interest and relevance to their position as a director of the Company; and (d) encourage and facilitate presentations by outside experts to the Board or committees on matters of particular import or emerging significance.

The following table provides details regarding various continuing education events held for the Company’s directors during the financial year ended December 31, 2012.

Continuing Education

Date and Place	Description of Event	Attendees
Various	BMO Mining Conference – Florida	John A. Brough
Various	Bank of America / Merrill Lynch Mining Conference	John A. Brough
Various	C.A. Accounting Seminars	John A. Brough
Various	CIBC – Economic Updates	John A. Brough
Various	Denver Gold Group – Denver Gold Conference	George L. Brack John A. Brough
Various	Ernst & Young GTA Mining Breakfasts	John A. Brough
Various	Harvard University Graduate School of Business – Making Corporate Boards More Effective	Wade D. Nesmith
Various	Institute of Corporate Directors – Human Resource and Compensation Effectiveness	R. Peter Gillin
Various	KPMG Seminar – Mining Trends	Larry I. Bell
Various	Meridian Compensation Partners – 2012 Executive Compensation Briefing	R. Peter Gillin
Various	NACD – Board Leadership	Douglas M. Holtby
Various	Scotiabank – Scotia Mining Conference	George L. Brack
Various	Stikeman Elloitt – Bribery of Public Officers	Douglas M. Holtby
Various	Towers Watson Seminar – Compensation	Larry I. Bell
March 2012	Prospectors & Developers Association of Canada Annual Conference	George L. Brack Douglas M. Holtby
March 2012	Denver Gold Conference	Douglas M. Holtby

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Corporate Governance Practices

Code of Business Conduct and Ethics

The Board has adopted a Code of Business Conduct and Ethics (the “Code”) for its directors, officers and employees. The Governance and Nominating Committee has the responsibility for monitoring compliance with the Code by ensuring all directors, officers and employees receive and become thoroughly familiar with the Code and acknowledge their support and understanding of the Code. Any non-compliance with the Code is to be reported to the Company’s Chief Compliance Officer or other appropriate person. In addition, the Board conducts regular audits to test compliance with the Code, including an annual certification by each of the employees of the Company that they are in compliance with the Code. The Company also engages an independent reporting agency to provide a confidential and anonymous reporting system for breaches of the Code, as more fully described in the next section entitled “Whistleblower Policy”. A copy of the Code may be accessed on the Company’s website at www.silverwheaton.com.

The Board takes steps to ensure that directors, officers and employees exercise independent judgment in considering transactions and agreements in respect of which a director, officer or employee of the Company has a material interest, which include ensuring that directors, officers and employees are thoroughly familiar with the Code and, in particular, the rules concerning reporting conflicts of interest and obtaining direction from the Company’s Chief Compliance Officer regarding any potential conflicts of interest. In addition, in accordance with the Company’s charter documents and the Business Corporations Act (Ontario), if a director is a director or officer of, or has a material interest in, any person who is a party to a transaction or proposed transaction with the Company, that director may not attend any part of the meeting of the directors during which the transaction is discussed and may not vote on any resolution with respect to the transaction, unless the transaction relates primarily to his or her remuneration as a director of the Company, is for indemnity or insurance or is one with an affiliate of the Company.

The Board encourages and promotes an overall culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations; providing guidance to directors, officers and employees to help them recognize and deal with ethical issues; promoting a culture of open communication, honesty and accountability; and ensuring awareness of disciplinary action for violations of ethical business conduct. To date, the Company has not been required to file a material change report relating to a departure from the Code.

Whistleblower Policy

The Company has adopted a Whistleblower Policy which allows its directors, officers and employees who feel that a violation of the Code has occurred, or who have concerns regarding financial statement disclosure issues, accounting, internal accounting controls or auditing matters, to report such violation or concerns on a confidential and anonymous basis. Such reporting can be made by e-mail or telephone through The Network Inc., an independent reporting agency used by the Company for this purpose. Once received, complaints are forwarded to either the Chair of the Audit Committee or the Senior Vice President, Legal, depending on the nature of the complaint. The Chair of the Audit Committee or Senior Vice President, Legal, as applicable, then investigates each matter so reported and takes corrective and disciplinary action, if appropriate. There is also a quarterly and annual report prepared by the agency that provides aggregated information that is shared with the Board on a quarterly and annual basis.

Nomination of Directors

The Governance and Nominating Committee, which is composed entirely of independent directors, is responsible for identifying and recruiting new candidates for nomination to the Board. The process by which the Board anticipates that it will identify new candidates is through recommendations of the Governance and Nominating Committee whose responsibility it is to develop, and annually update and recommend to the Board for approval, a long-term plan for Board composition that takes into consideration the following: (a) the independence of each director; (b) the competencies and skills the Board, as a whole, should possess; (c) the current strengths, skills and experience represented by each director, as well as each director’s personality and other qualities as they affect Board dynamics; (d) retirement dates; and (e) the strategic direction of the Company.

The Governance and Nominating Committee maintains an assessment of the areas of expertise of the members of the Board. Please see “Director Qualifications and Experience” on page 15 for further discussion regarding the purpose of the assessment and each individual director’s particular areas of expertise.

The Governance and Nominating Committee does not maintain a formal list of potential candidates. Instead, in the event of a vacancy on the Board, the Governance and Nominating Committee would solicit the names of potential candidates from directors, management, shareholders, advisors and other external sources, and evaluate any potential candidates on the basis of their ability to alleviate any gaps identified through the areas of expertise assessment; their past business experiences; their integrity; their industry knowledge; their ability to contribute to the success of the Company; any past experiences of directors or management with the potential candidate; their expected contribution to achieving an overall Board that can function as a high performance team with sound judgment and proven leadership; and any other factors as may be considered appropriate at the time.

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Corporate Governance Practices

Majority Voting for Election of Directors

The Board has adopted a policy regarding majority voting for the election of directors. The policy is described under “Election of Directors” on page 11.

Compensation

The Human Resources Committee’s responsibilities include reviewing and making recommendations to the directors regarding any equity or other compensation plan and regarding the total compensation package of the Chief Executive Officer and considering and approving the recommendations of the Chief Executive Officer regarding the total compensation packages for the other officers of the Company. The process by which appropriate compensation is determined is through periodic and annual reports from the Human Resources Committee on the Company’s overall compensation and benefits philosophies. The Human Resources Committee is composed entirely of independent directors. See “Role of the Human Resources Committee” on page 30 for further details regarding the Human Resources Committee.

Advisors to the Human Resources Committee

During the financial year ended December 31, 2012, the Human Resources Committee retained Mercer (Canada) Limited (“Mercer”) to provide assistance to the Human Resources Committee in determining compensation for the Company’s directors. See “Role of the Compensation Consultant” on page 32 for further details regarding the engagement of Mercer by the Human Resources Committee.

Committees of the Board

The Board has the following three standing committees:

  the Audit Committee;
  the Human Resources Committee; and
  the Governance and Nominating Committee.

All of the committees are independent of management and report directly to the Board. From time to time, when appropriate, ad hoc committees of the Board may be appointed by the Board. The current membership of each standing committee of the Board is as follows:

          Audit Committee – John A. Brough (Chairman), George L. Brack, R. Peter Gillin and Wade Nesmith
          Human Resources Committee – R. Peter Gillin (Chairman), Lawrence I. Bell, George L. Brack and Eduardo Luna
          Governance and Nominating Committee – Lawrence I. Bell (Chairman), John A. Brough and Wade D. Nesmith

Audit Committee

The purposes of the Audit Committee are to assist the Board's oversight of:

  the integrity of the Company's financial statements;
  the Company's compliance with legal, ethical and regulatory requirements;
  the qualifications and independence of the Company's independent auditors;
  the Company’s financial reporting process and internal controls;
  the significant business, political, financial and control risks that the Company is exposed to, including a review of management’s assessment of the likelihood and severity of those risks and any mitigation steps taken; and
  the performance of the independent auditors and the Company’s internal audit function.

In fulfilling its mandate the Audit Committee, among other things:

  reviews the Company’s financial statements, management’s discussion and analysis and financial press releases;
  reviews treasury reports on cash flows and borrowing matters;
  meets with the internal audit function, external auditors (with and without management being present), and management; and
  reviews reports regarding internal controls, the Company’s risk management activities and the Company’s insurance coverage.

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Corporate Governance Practices

Further information regarding the Audit Committee is contained in the Company’s annual information form dated March 25, 2013 under the heading “Audit Committee”. A copy of the Audit Committee terms of reference is available at www.silverwheaton.com.

Human Resources Committee

The purposes of the Human Resources Committee are to make recommendations to the Board relating to the compensation of the Company's Chief Executive Officer and review compensation of the members of senior management of the Company. See “Role of the Human Resources Committee” on page 30 for further information. A copy of the Human Resources Committee terms of reference is available at www.silverwheaton.com.

Governance and Nominating Committee

The purposes of the Governance and Nominating Committee are to:

  identify and recommend individuals to the Board for nomination as members of the Board and its committees (other than the Governance and Nominating Committee);
  make recommendations to the Board relating to the compensation of the Board members; and
  develop and recommend to the Board a set of corporate governance principles applicable to the Company.

The Governance and Nominating Committee’s responsibilities include periodically reviewing the charters of the Board and the committees of the Board; assisting the Chair of the Board in carrying out his responsibilities; considering and, if thought fit, approving requests from directors for the engagement of independent counsel in appropriate circumstances; preparing and recommending to the Board a set of corporate governance guidelines, a Code of Business Conduct and Ethics and annually a “Statement of Corporate Governance Practices” to be included in the Company’s management information circular; annually reviewing the Board’s relationship with management to ensure the Board is able to, and in fact does, function independently of management; assisting the Board by identifying individuals qualified to become Board members and members of Board committees; leading the Board in its annual review of the Board’s performance; and assisting the Board in monitoring compliance by the Company with legal and regulatory requirements.

A copy of the Governance and Nominating Committee terms of reference is available at www.silverwheaton.com.

Board Assessments

The Board is committed to regular assessments of the effectiveness of the Board, the committees of the Board and individual directors. The Governance and Nominating Committee annually reviews and makes recommendations to the Board regarding evaluations of the Board, the committees of the Board and individual directors.

The process for individual director peer evaluations includes a formal one-on-one session between each director and the Chair of the Board to seek candid feedback regarding each other director of the Board, the Board performance and any concerns or issues the director has. These sessions are typically held in February of each year. A summary of the findings is presented by the Chair of the Board to the Board in March of each year.

The process for Board and Committee evaluations includes a written questionnaire that is circulated to each member of the Board. In addition to specific questions for which a rating is assigned by each director, directors are solicited for any comments with respect to Board and Committee composition, effectiveness, performance and conduct of meetings, as well as Company strategy, operations and organization. Results are aggregated by an external consultant, who prepares a written report summarizing the results. The written report is circulated to the Governance and Nominating Committee, and presented to and discussed with the Board in March of each year.

The foregoing process was undertaken during February and March of each year since 2010, with the results of the 2013 review being presented at a Board meeting held on March 21, 2013.

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Corporate Governance Practices

Director Share Ownership Requirements

Each non-executive director of the Company is required to hold Common Shares having a value equal to at least three times the amount of the annual retainer paid to such director, including the value of any Restricted Share Rights (see “Restricted Share Plan” on page 55 for further details and definitions regarding the Restricted Share Rights) granted to such director in respect of the year in which the calculation is determined (or in respect of the prior year if no grant has yet been made to such director in respect of such year), but excluding any additional retainer paid to a director in his or her capacity as the Chair of the Board or Chair of any Committee of the Board. This requirement must be attained within the later of five years of March 2011 or of becoming a director of the Company. In calculating such holdings, a director may include any Restricted Share Rights, but may not include any options held. In March 2013, the Governance and Nominating Committee recommended, and the Board agreed, that the policy be revised to treat the value of current share ownership at the greater of: (a) the original cost at the time the Common Shares/Restricted Share Rights were acquired or awarded; and (b) the current value of such holdings.

The following table provides information regarding the share ownership, actual and required, for each non-executive director as of December 31, 2012. Stock options are no longer granted to the Company’s non-executive directors.

Director Share Ownership Requirements
and Actual Share Ownership

Name	Ownership Requirement ($)	Actual Share Ownership (1)			Satisfied Ownership Requirement? (3)
		Common Shares ($)	Restricted Share Rights(2) ($)	Total Ownership ($)
Lawrence I. Bell (4)	683,553	1,607,729 (44,606 Shares)	344,318 (9,553 Rights)	1,952,047	N/A
George L. Brack	683,553	146,586 (4,067 Shares)	484,164 (13,433 Rights)	630,750	N/A
John A. Brough	683,553	227,359 (6,308 Shares)	754,666 (20,938 Rights)	982,025	N/A
R. Peter Gillin (5)	683,553	648,772 (18,000 Shares)	1,093,757 (30,346 Rights)	1,742,529	N/A
Douglas M. Holtby (6)	1,112,992	7,172,534 (199,000 Shares)	234,243 (6,499 Rights)	7,406,777	N/A
Eduardo Luna (7)	683,553	3,458,063 (95,943 Shares)	722,624 (20,049 Rights)	4,180,687	N/A
Wade D. Nesmith (8)	683,553	678,363 (18,821 Shares)	633,382 (17,573 Rights)	1,311,745	N/A
_____________________
(1)

Represents Common Shares and Restricted Share Rights beneficially owned by the respective directors, directly or indirectly, or over which control or direction is exercised as of December 31, 2012. The number of securities held by directors is to the knowledge of the Company based on information provided by the directors. Calculated using the closing price of the Common Shares on the TSX on December 31, 2012 of C$35.86 and converted to United States dollars at the exchange rate of C$1.00 = US$1.0051, being the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2012. Note that for purposes of this table, the values do not reflect the amendment to the director stock ownership policy which would value holdings at the greater of the original cost and the current value.

(2)	This column includes all Restricted Share Rights held including Restricted Share Rights in respect of which the restricted period has expired but for which a director has elected to defer receipt.
(3)	This requirement is not currently applicable as pursuant to the Board’s policy, each director has five years from March 3, 2011 to attain the required share ownership.
(4)	Mr. Bell also owns warrants to purchase 1,020 Common Shares.
(5)

15,000 of these Common Shares are held indirectly through Mr. Gillin’s private company, RPCG Investments Ltd. Mr. Gillin also owns warrants to purchase 850 Common Shares (held indirectly through RPCG Investments Ltd.).

(6)

94,000 of these Common Shares are held indirectly through Mr. Holtby’s private company, Holtby Capital. Mr. Holtby also owns warrants to purchase 5,100 Common Shares (held indirectly through Holtby Capital).

(7)	Mr. Luna also owns warrants to purchase 7,360 Common Shares.
(8)	4,600 of these Common Shares are held indirectly through Mr. Nesmith’s private company, Nesmith Capital and 7,900 are held indirectly through Odlum Brown in trust for Wade Nesmith.

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Director Compensation

The Board meets annually to review the adequacy and form of directors’ compensation. For the financial year ended December 31, 2012, each non-executive director of the Company received: (i) an annual retainer fee of C$75,000, (ii) meeting fees of C$1,500 for each Board or committee of the Board meeting attended in person or by teleconference, and (iii) travel fees of C$1,500 for travel required to attend a Board or committee meeting. The Chair of the Audit Committee (currently, Mr. Brough) received an additional C$30,000 per year. The Chair of the Human Resources Committee (currently, Mr. Gillin) received an additional C$30,000 per year. The Chair of the Governance and Nominating Committee (currently, Mr. Bell) received an additional C$15,000 per year. The Chair of the Board (currently, Mr. Holtby) received an additional C$75,000 per year. In the event that any director of the Company only serves as such for part of a year, they receive such compensation pro rata.

Grants of Restricted Share Rights to the non-executive directors have been used since 2005 as equity-based compensation in lieu of stock options which were discontinued for non-executive directors in 2005. In May of 2010, the Board determined to fix the number of Restricted Share Rights to be awarded on an annual basis at 4,500 Restricted Share Rights for each director and 6,500 Restricted Share Rights for the Chair of the Board. The Board determined to fix the number of Restricted Share Rights rather than the dollar value of the award to further align the interests of the directors with those of shareholders.

Director Compensation Summary

The following table provides information regarding compensation paid to the Company’s non-executive directors during the financial year ended December 31, 2012.

Director Compensation Table (1)

Name	Fees Earned ($)	Share-based Awards (2) (3) ($)	Option-based Awards ($)	Non-equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Lawrence I. Bell	125,745	152,469	-	-	-	278,214
George L. Brack	114,330	152,469	-	-	-	266,799
John A. Brough	155,037	152,469	-	-	-	307,506
R. Peter Gillin	156,544	152,469	-	-	-	309,013
Douglas M. Holtby	194,487	220,232	-	-	-	414,719
Eduardo Luna	122,270	152,469	-	-	-	274,739
Wade D. Nesmith	113,469	152,469	-	-	-	265,938
TOTALS	981,882	1,135,046	-	-	-	2,116,928
______________________
(1)

Directors’ fees are paid in Canadian dollars and converted to United States dollars for reporting purposes in the Director Compensation Table for the financial year ended December 31, 2012 at the exchange rate of C$1.00 = US$1.0051, being the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2012.

(2)

Each of Messrs. Bell, Brack, Brough, Gillin, Luna and Nesmith were granted 4,500 Restricted Share Rights on March 27, 2012 at a deemed price of C$33.71 per share with restricted periods expiring as to 1,500 on June 22, 2012, as to 1,500 on March 27, 2013 and as to 1,500 on March 27, 2014.

(3)

Mr. Holtby was granted 6,500 Restricted Share Rights on March 27, 2012 at a deemed price of C$33.71 per share with restricted periods expiring as to 2,167 on June 22, 2012 and as to 2,167 on March 27, 2013 and as to 2,166 on March 27, 2014.

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Director Compensation

The table below provides a further break down of the “Fees Earned” column from the previous table for the financial year ended December 31, 2012.

Breakdown of Fees Earned Table (1)

Name	Board Annual Retainer ($)	Board/ Committee Chair Retainer ($)	Aggregate Board Attendance Fee ($)	Aggregate Committee Attendance Fee ($)	Aggregate Travel Fee ($)	Total Fees Earned ($)
Lawrence I. Bell (Chair of the Governance and Nominating Committee)	84,177	12,923	13,569	12,061	3,015	125,745
George L. Brack	84,177	-	13,569	13,569	3,015	114,330
John A. Brough (Chair of the Audit Committee)	84,177	30,153	13,569	12,061	15,077	155,037
R. Peter Gillin (Chair of the Human Resources Committee)	84,177	30,153	13,569	13,569	15,076	156,544
Douglas M. Holtby (Chair of the Board)	90,459	75,383	13,569	12,061	3,015	194,487
Eduardo Luna	84,177	-	13,971	9,046	15,076	122,270
Wade D. Nesmith	84,177	2,154	13,569	10,554	3,015	113,469
____________________
(1)

Directors’ fees are paid in Canadian dollars and converted to United States dollars for reporting purposes in the Breakdown of Fees Earned Table for the financial year ended December 31, 2012 at the exchange rate of C$1.00 = US$1.0051, being the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2012.

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Director Compensation

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each non-executive director outstanding as of December 31, 2012.

Outstanding Share-Based Awards and Option-Based Awards

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (1) (#)	Market or payout value of share-based awards that have not vested (2) (3) ($)	Market or payout value of share-based awards not paid out or distributed (2) (3) (4) ($)
Lawrence I. Bell	-	-	n/a	-	4,500	162,193	182,125
George L. Brack	-	-	n/a	-	4,500	162,193	321,971
John A. Brough	-	-	n/a	-	4,500	162,193	592,473
R. Peter Gillin	-	-	n/a	-	4,500	162,193	931,564
Douglas M. Holtby	-	-	n/a	-	6,499	234,243	-
Eduardo Luna	-	-	n/a	-	4,500	162,193	560,431
Wade D. Nesmith	-	-	n/a	-	4,500	162,193	471,189
______________________
(1)

This column reflects Restricted Share Units for which the restricted period had not yet expired as of December 31, 2012. See footnote (2) to the table entitled “Value Vested or Earned During the Financial Year Ended December 31, 2012” for further details.

(2)	Calculated using the closing price of the Common Shares on the TSX on December 31, 2012 of C$35.86.
(3)

Converted to United States dollars at the exchange rate of C$1.00 = US$1.0051, being the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2012.

(4)	This column reflects Restricted Share Rights for which the restricted period has expired and for which the holder has irrevocably elected to defer receipt beyond December 31, 2012 as follows:
Mr. Brack elected to defer receipt of all of the Restricted Share Rights for which the restricted period expired during the 2012 year until retirement.

Mr. Brough elected to defer receipt of the Restricted Share Rights granted on: (i) March 9, 2010 for which the end of the restricted period was March 9, 2012 until March 9, 2016; (ii) June 14, 2010 for which the end of the restricted period was March 9, 2012 until March 9, 2016; (iii) March 8, 2011 for which the end of the restricted period was March 8, 2012 until March 8, 2017; and (iv) March 27, 2012 for which the end of the restricted period was June 22, 2012 until March 21, 2018.

Mr. Gillin elected to defer receipt of the Restricted Share Rights granted on: (i) March 9, 2010 for which the end of the restricted period was March 9, 2012 until March 15, 2013; (ii) June 14, 2010 for which the end of the restricted period was March 9, 2012 until March 15, 2013; (iii) March 8, 2011 for which the end of the restricted period was March 8, 2012 until March 15, 2013.

Mr. Luna elected to defer receipt of all of the Restricted Share Rights for which the restricted period expired during the 2012 year until retirement.

Mr. Nesmith elected to defer receipt of the Restricted Share Rights granted on: (i) March 9, 2010 for which the end of the restricted period was March 9, 2012 until March 9, 2014; (ii) March 8, 2011 for which the end of the restricted period was March 8, 2012 until January 3, 2015; (iii) March 27, 2012 for which the end of the restricted period was June 22, 2012 until March 30, 2015.

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Director Compensation

The following table provides information regarding the value vested or earned of incentive plan awards for each non-executive director for the financial year ended December 31, 2012.

Value Vested or Earned During the Financial Year Ended December 31, 2012

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year (1) (2) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Lawrence I. Bell	-	141,689	-
George L. Brack	-	135,634	-
John A. Brough	-	80,012	-
R. Peter Gillin	-	91,409	-
Douglas M. Holtby	-	204,660	-
Eduardo Luna	-	-	-
Wade D. Nesmith	-	312,441	-
______________________
(1)

Calculated using the closing price of the Common Shares on the TSX as of the date the restricted period expires, converted into United States dollars at the exchange rate of C$1.00 = US$1.0051, being the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2012.

(2)

This column does not include Restricted Share Rights for which the original restricted period expired during the year where the holder has irrevocably elected to postpone the expiry of the restricted period to some later date. See the footnotes to the “Outstanding Share-Based Awards and Option-Based Awards” table for details of deferral elections during 2012.

Retirement Policy for Directors

The Company does not have a retirement policy for its directors.

Directors’ and Officers’ Liability Insurance

The Company has purchased for the benefit of the Company, its subsidiaries and their directors and officers, insurance against liability incurred by the directors or officers in their capacity as directors or officers of the Company or its subsidiaries. The following are particulars of such insurance for the financial year ended December 31, 2012:

(a)

the total amount of insurance is $100,000,000 and, subject to the deductible portion referred to below, up to the full face amount of the policy is payable, regardless of the number of directors and officers involved;

(b)

the total cost for directors and officers liability insurance during 2012 was $603,750. The policy does not specify that a part of the premium is paid in respect of either directors as a group or officers as a group; and

(c)	the policy provides for deductibles as follows:

(i)

with respect to the directors and officers there is no deductible applicable, unless the Company is permitted by laws and is financially able to indemnity the directors and officers, in which case there is a deductible per claim of $1,000,000; and

(ii)	with respect to reimbursement of the Company there is a deductible per claim of $1,000,000.

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Executive Compensation

Compensation Discussion and Analysis

Objectives of Compensation Program

The objectives of the Company’s compensation program are to attract, hold and inspire performance by members of senior management in a manner that will enhance the sustainable profitability and growth of the Company.

Overview of the Compensation Philosophy

The following principles guide the Company’s overall compensation philosophy:

(a)	compensation is determined on an individual basis by the need to attract and retain talented, high-achievers;

(b)	calculating total compensation is set with reference to the market for similar jobs in similar locations;

(c)	an appropriate portion of total compensation is variable and linked to achievements, both individual and corporate;

(d)	internal equity is maintained such that individuals in similar jobs and locations are treated fairly; and

(e)	the Company supports reasonable expenses in order that employees continuously maintain and enhance their skills.

Opportunity for Shareholder Feedback

The Board believes that it is important to have regular and constructive engagement with its shareholders to discuss those aspects of the Company’s executive compensation that are of importance to shareholders and to allow and encourage shareholders to express their views on executive compensation matters to the Board outside of the annual meeting. Shareholders are invited to express their views to the Board or the Human Resources Committee by contacting the Board or committee in the manner described under the heading “Contacting the Board of Directors” on page 58.

The Board has also adopted a policy providing for an annual advisory vote on executive compensation, known as “Say on Pay”, in order to give the Company’s shareholders a formal opportunity to provide their views on the executive compensation program of the Company. See “Say on Pay Advisory Vote” on page 57 for further details.

Role of the Human Resources Committee

The Human Resources Committee (formerly called the Compensation Committee) is established by the Board to assist in fulfilling the Board’s responsibilities relating to human resources and compensation matters and to establish a plan of continuity for senior management. The Human Resources Committee ensures that the Company has an executive compensation plan that is both motivational and competitive so that it will attract, hold and inspire performance by senior management in a manner that will enhance the sustainable profitability and growth of the Company.

The Human Resources Committee reviews on an annual basis the overall compensation package for each executive officer. It submits to the Board recommendations with respect to the base salary, annual bonus and long-term incentive award for each executive officer. During the first quarter of 2013, the Human Resources Committee received various reports from Mercer reviewing Silver Wheaton’s past and current compensation levels for executives, in comparison to a peer group of companies and practices in the current market. After reviewing the matters discussed in Mercer’s reports, discussing various factors with management and comparing to peers in the industry, and receiving recommendations from the Chief Executive Officer on 2012 bonuses, 2013 base salaries and 2013 long-term incentive awards for executive officers, the Human Resources Committee made its recommendations to the Board for approval in March 2013. In making its recommendations, the Human Resources Committee was satisfied that all recommendations complied with the Human Resources Committee’s philosophy and guidelines set forth above.

See “Compensation” on page 23 for additional details regarding the responsibilities, powers and operation of the Human Resources Committee. In addition, a copy of the Human Resources Committee terms of reference is available at www.silverwheaton.com.

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Executive Compensation

The members of the Human Resources Committee, their independence (as such term is defined in National Instrument 52-110 Audit Committees) and their experience relevant to their responsibilities in executive compensation are as follows.

Name	Independent	Relevant Experience
R. Peter Gillin (Chair)	Yes	Member of Sherrit International Corporation’s and Dundee Precious Metals Inc.’s respective Human Resources Committees
CEO of Tahera Diamond Corporation from October 2003 to September 2008
CEO of Zemex Corporation from November 2002 to May 2003
Korn Ferry International Seminar – Corporate Board of Directors Governance and Director Compensation in Canada (2011)
Torys LLP Seminar – Special Challenges for Compensation Committees (2011)
Institute of Corporate Directors – Human Resource and Compensation Effectiveness (2012)
Meridian Compensation Partners – 2012 Executive Compensation Briefing
Lawrence I. Bell	Yes	Chair of Capstone Mining Corp.’s Human Resources and Compensation Committee;
Member of Goldcorp Inc.’s Compensation Committee and Matrix Asset Management Inc.’s Human Resources and Corporate Governance Committee
Chairman and Chief Executive Officer of British Columbia Hydro and Power Authority from 2001 to 2003
Chairman and Chief Executive Officer of British Columbia Hydro and Power Authority from 1987 to 2011
Towers Watson Seminar – Compensation (2012)
George L. Brack	Yes	Member of Alexco Resource Corp.’s Compensation Committee; Capstone Mining Corp.’s Human Resources and Compensation Committee; and Geologix Explorations Inc.’s Compensation Committee
Managing Director and Industry Head, Mining Group of Scotia Capital from 2006 to January 2009
President of Macquarie North America Ltd. from 1999 to 2006
Eduardo Luna	Yes	President of Luisman, S.A. de C.V. from 1991 to 2007

The Human Resources Committee requires members who possess the ability to exercise independent judgment and reasoning, are able to apply analytical and logical thinking, have knowledge of the competitive marketplace for executives, and have experience with the objectives and purposes of compensation programs. All of these skills have been obtained through the combined business experiences of the members of the Human Resources Committee, including experiences with financial matters, human resources and management of public companies. The skills and experiences of the individual members of the Human Resources Committee together with input and advice from Mercer, enable the Human Resources Committee to make the decisions on the suitability of the Company’s compensation program.

Named Executive Officers

For the remainder of this Management Information Circular, the following individuals included in the “Summary Compensation Table” on page 47 are referred to as the “Named Executive Officers” or “NEOs”:

  Randy V.J. Smallwood, President and Chief Executive Officer
  Gary D. Brown, Senior Vice President and Chief Financial Officer
  Curt D. Bernardi, Senior Vice President, Legal and Corporate Secretary
  Haytham H. Hodaly, Senior Vice President, Corporate Development
  Maurice A.H. Tagami, Vice President, Mining Operations

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Executive Compensation

Role of the Chief Executive Officer

The Chief Executive Officer completes a review of the Named Executive Officers’ performance in accordance with the evaluation criteria listed below in the “Annual Performance Based Cash Incentives” section. Based on the foregoing evaluation, as well as a subjective assessment, the Chief Executive Officer makes a recommendation to the Human Resources Committee on base salaries, cash bonuses and long-term incentive plan awards for each Named Executive Officer, which is taken into consideration by the Human Resources Committee in completing its review and ultimate recommendations to the Board.

Role of the Compensation Consultant

The Human Resources Committee’s mandate with Mercer was established in November 2006 and includes providing advice on the competitiveness and appropriateness of compensation programs for the Named Executive Officers and members of the Board, as required. This mandate may include advice with respect to base salaries, retainers and fees, short and long-term incentives, pensions, benefits, perquisites, employment agreements and change of control provisions.

The Human Resources Committee will agree annually and on an as-needed basis, with input from management and Mercer, on the specific work to be undertaken by the consultant for the Human Resources Committee and the fees associated with such work. Mercer reports directly to the Chair of the Human Resources Committee. Neither the Board nor the Human Resources Committee formal pre-approval is required in order for the Company or its affiliates to obtain services other than compensation services from Mercer or its affiliates. However, the Human Resources Committee does review the engagements of affiliates of Mercer on an annual basis to ensure that all reasonable steps are taken to minimize any potential conflicts of interest.

During 2012 and the first quarter of 2013, Mercer was engaged by the Human Resources Committee to conduct a compensation review of the Named Executive Officers and present its findings based on a comparison of compensation levels of a peer group of companies. Although Mercer provides advice to the Human Resources Committee, the decisions of the Human Resources Committee may reflect factors and considerations other than the information and recommendations provided by Mercer.

Fees payable to Mercer and its affiliates in respect of services in 2011 and 2012 are detailed below:

Mercer and Affiliate Fees

	2011 (1) ($)	2012 (1) ($)
Executive Compensation-Related Fees	40,511	60,560
All Other Fees (2)	615,834	667,599
TOTAL	656,345	728,159
___________________
(1)

Fees paid in Canadian dollars are converted to United States dollars for reporting purposes in this table at the exchange rate of C$1.00 = US$1.0051 for the financial year ended December 31, 2012 and at the exchange rate of C$1.00 = US$0.9833 for the financial year ended December 31, 2011.

(2)

Marsh Canada Limited, an affiliate of Mercer, provided insurance and insurance related services to the Company in 2012 and 2011. Marsh Management, an affiliate of Mercer, provided insurance and insurance related services in 2012 and 2011 to Silver Wheaton (Caymans) Ltd., a wholly-owned subsidiary of the Company. Of the fees paid in 2012, approximately $568,000 relate to premiums paid to affiliates of Mercer which were to have been passed through by those affiliates to carriers of the underlying insurance policies, and only approximately $99,600 relate to fees that were to be retained by Mercer affiliates.

Elements of Executive Compensation

It is the compensation philosophy of the Company to provide a market-based blend of base salaries, bonuses and long-term equity incentives in the form of stock options and Performance Share Units (see “Performance Share Unit Plan” on page 54 for further details and definitions regarding Performance Share Units). The Company believes that the bonus, stock option and Performance Share Unit components of compensation serve to further align the interests of management with the interests of the Company’s shareholders.

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Executive Compensation

For the financial year ended December 31, 2012, the Company’s executive compensation program consisted of the following elements, as further outlined in detail below.

Element of Compensation	Summary and Purpose of Element

Base Salary

Salaries form an essential element of the Company’s compensation mix as they are the first base measure to compare and remain competitive relative to peer groups. Base salaries are fixed and therefore not subject to uncertainty and are used as the base to determine other elements of compensation and benefits.

The Human Resources Committee reviews NEO salaries at least annually as part of its overall competitive market assessment, as described above. Typically, the Human Resources Committee makes annual salary adjustments in February or March of each year for the 12 month period from January 1 to December 31 of that year.

Annual Performance Based Cash Incentives	Annual performance based cash incentives are a variable component of compensation designed to reward the Company’s executive officers for maximizing annual operating performance.

The Human Resources Committee reviews annual performance based awards of cash as part of its overall annual assessment of Company and individual performance, as more fully described under the heading “Annual Performance Based Cash Incentives”. Typically, the Human Resources Committee makes awards in February or March of each year for the 12 month period from January 1 to December 31 of the prior year.

Annual Performance Based Restricted Share Rights

Performance based Restricted Share Rights are a variable component of compensation designed to reward the Company’s executive officers for maximizing operating performance, while at the same time rewarding the Company’s executive officers for its success in achieving sustained, long-term profitability and increases in stock value.

The Human Resources Committee reviews performance based awards of Restricted Share Rights as part of its overall assessment of Company and individual performance, as more fully described under the heading “Restricted Share Rights”. In special circumstances, the Human Resources Committee may make an award of Restricted Share Rights to the Named Executive Officers in February or March of each year for the 12 month period from January 1 to December 31 of the prior year.

Long-Term Incentive Plan – Stock Options and Performance Share Units

Long-Term Incentive Plan compensation is a variable component of compensation intended to reward the Company’s executive officers for their success in achieving sustained, long-term profitability and increases in stock value. Typically, the Human Resources Committee makes awards in March of each year for the 12 month period from January 1 to December 31 of that year.

Starting in 2011, Long-Term Incentive Plan awards are made in stock options and Performance Share Units with the value of each Named Executive Officer’s award targeted to be approximately 60% in stock options and 40% in Performance Share Units. Performance Share Units were introduced at the start of 2011 to provide a component of the long-term incentive plan that continued to offer a potential for a payout and incentives employees even if the Common Share price had declined, provided that the Company’s performance exceeded that of the comparator group. In addition, the performance period for awards to date has been three years, thereby incentivizing management to take a longer term view of Company performance.

Other Compensation (Perquisites)

The Company’s executive employee benefit program includes life, medical, dental and disability insurance, along with paid parking and a contribution to a registered retirement savings plan. Such benefits and perquisites are designed to be competitive overall with equivalent positions in comparable Canadian and United States organizations.

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Executive Compensation

The breakdown of each element of compensation as a percentage of total compensation is reflected in the following pie chart for 2012:

Overview of How Compensation Program Fits with Compensation Goals

1.	Attract, Hold and Inspire Key Talent

The compensation package meets the goal of attracting, holding and motivating key talent in a highly competitive mining environment through the following elements:

A competitive cash compensation program, consisting of base salary and bonus, which is generally consistent with or superior to similar opportunities; and
Providing an opportunity to participate in the Company’s growth through stock options, Performance Share Units and Restricted Share Rights.

2.	Alignment of Interest of Management with Interest of the Company’s Shareholders

The compensation package meets the goal of aligning the interests of management with the interest of the Company’s shareholders through the following elements:

The grant of stock options, Performance Share Units and Restricted Share Rights, where, if the price of the Common Shares increases over time, both executives and shareholders will benefit;
Two year vesting schedule on stock option awards and Restricted Share Rights, and a three year vesting term on Performance Share Units which drives management to create long-term shareholder value, rather than focusing on short-term increases; and
An executive share ownership policy (see “Executive Share Ownership Policy” on page 43 for further details).

Comparator Group

The Human Resources Committee believes that it is appropriate to establish compensation levels based in large part on benchmarking against similar companies. In this way, the Company can gauge if its compensation is competitive and reasonable. Given the rapid growth and success of the Company in becoming the market leader in the streaming and royalty markets, the Human Resources Committee re-considered the composition of the comparator group during the first quarter of 2010 to ensure that the comparator group continued to be comprised of publicly-traded mining companies based in North America and of a similar size, as determined by market capitalization, revenue and complexity, to the Company. As a result of that review, the comparator group was updated in 2010, which group remained unchanged for purposes of determining base salaries, bonus awards and long-term awards in respect of the 2011 year, and base salaries and long-term awards in respect of the 2012 year (the “2012 Comparator Group”).

In the fourth quarter of 2012, the Human Resources Committee re-considered the composition of the comparator group to ensure that the comparator group continued to be comprised of publicly-traded mining companies based in North America of a similar size, as determined by market capitalization, revenue and complexity, to the Company. As a result of that review, Hudbay Minerals Inc. and Lundin Mining Corp. were removed from the comparator group as their market capitalization was significantly lower than that of the Company as of the date the decision was made. In addition, Cenerra Gold Inc., New Gold Inc. and Osisko Mining Corp. were added to the comparator group given their larger market capitalization. The resulting comparator group was used for the purposes of determining bonus awards in respect of the 2012 year, and base salaries and long-term awards in respect of the 2013 year (the “2013 Comparator Group”).

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Executive Compensation

The Company believes this comparator group and the selection criteria used are relevant for benchmarking because the group is selected using objectively defined criteria and is a reflection of the Company’s marketplace in terms of the competition for executive talent.

2012 Comparator Group

	Market Cap (1) ($ Millions)	Net Income (2) ($ Millions)

Agnico-Eagle Mines Limited	6,199	332
Eldorado Gold Corporation	7,561	206
First Quantum Minerals Ltd.	9,266	(123)
Franco-Nevada Corporation	5,266	74
Hudbay Minerals Inc.	1,711	70
IAMGold Corporation	5,957	280
Inmet Mining Corporation	4,541	359
Kinross Gold Corp.	12,967	760
Lundin Mining Corp.	2,202	317
Pan American Silver Corp.	2,307	113
Royal Gold, Inc.	3,693	21
Yamana Gold Inc.	10,954	451

Silver Wheaton Corp.	10,237	290

Silver Wheaton Corp., Percent Rank	87%	57%
__________________
(1)	As of December 31, 2011.
(2)	Most recently reported annual net income as of December 31, 2011, which in all cases would be for the year ended December 31, 2010.

2013 Comparator Group

	Market Cap (1) ($ Millions)	Net Income (2) ($ Millions)

Agnico-Eagle Mines Limited	9,015	(569)
Centerra Gold Inc.	2,131	371
Eldorado Gold Corporation	9,194	319
First Quantum Minerals Ltd.	10,498	529
Franco-Nevada Corporation	8,378	(7)
IAMGold Corporation	4,318	807
Inmet Mining Corporation	5,160	352
Kinross Gold Corp.	11,079	(2,074)
New Gold Inc.	5,106	179
Osisko Mining Corp.	3,128	18
Pan American Silver Corp.	2,854	352
Royal Gold, Inc.	5,237	71
Yamana Gold Inc.	12,933	548

Silver Wheaton Corp.	12,783	550

Silver Wheaton Corp., Percent Rank	99%	92%
__________________
(1)	As of December 31, 2012.
(2)	Most recently reported annual net income as of December 31, 2012, which in all cases would be for the year ended December 31, 2011.

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Executive Compensation

Base Salary

In determining the base salary of a Named Executive Officer, the Human Resources Committee’s practice in recent years has been to consider the recommendations made by the Chief Executive Officer and to review the remuneration paid to executives with similar titles at a comparator group of companies in the marketplace, based on sector, market capitalization, revenue and complexity. In addition, the Human Resource Committee considers the findings of Mercer in their report relating to base salary. In arriving at a targeted total compensation package, the Human Resources Committee has generally recommended to the Board that the executive officers receive base salaries that are typically on the lower to average end of the targeted range of the comparator group, and bonuses and equity compensation that are typically on the higher end of the targeted range of the comparator group, due to the Company’s unique business model and deal-driven nature. In arriving at an overall subjective assessment of base salary to be paid to a particular executive officer, the Human Resources Committee also considers the particular responsibilities of the position, the experience level of the executive officer, his or her past performance at the Company, the performance of the Company over the past year, and an overall assessment of market, industry and economic conditions.

Base salaries are reviewed at least annually, typically in March of each year for the 12 month period from January 1 to December 31 of that year.

The 2012 base salaries of each of Mr. Smallwood, Mr. Brown and Mr. Bernardi were increased by approximately 8% of their respective 2011 base salaries in order to align base salaries to a more appropriate percentile of the 2012 Comparator Group for comparable positions. The base salary for Mr. Hodaly and Mr. Tagami were determined at the time those individuals joined the Company in 2012 following a consideration of industry wide compensation data, comparison to other employees of the Company and other factors.

Annual Performance Based Cash Incentives

In determining the annual cash bonus of a Named Executive Officer, the Human Resources Committee has implemented a performance based incentive plan that includes a target bonus for each Named Executive Officer, corporate and personal performance objectives and a payout depending on the achievement of those objectives. The Human Resources Committee also considers the recommendations made by the Chief Executive Officer in assessing the corporate and personal performance over the past year, and the findings of Mercer in their report relating to the annual cash bonus. Bonuses are considered annually, typically in the March time frame of each year for the 12 month period from January 1 to December 31 of the previous year.

Importantly, however, the Human Resources Committee reviews the bonus that would be determined as a result of the application of the performance based incentive plan and retains complete discretion to award compensation absent attainment of the relevant performance goal, not award compensation even if the relevant performance goal is attained, to award compensation in excess of any expressed maximum or less than any expressed minimum, and to otherwise reduce or increase the size of any award or payout. As part of their determination of whether to exercise discretion to adjust any award or payout, the Human Resources Committee compares the award that would have been determined as a result of the application of the performance based incentive plan to the bonuses paid to executives with similar titles and roles at the 2012 Comparator Group. As described further below, the Committee did exercise its discretion to increase cash bonuses in respect of the 2012 year with respect to Mr. Bernardi and Mr. Brown, but not with respect to Mr. Smallwood or Mr. Hodaly.

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Executive Compensation

The following table summarizes the annual target bonus and the breakdown of the weighting of each of the corporate and personal performance objectives for each of the Named Executive Officers, other than Mr. Tagami, whose bonus was determined by Mr. Smallwood in relation to bonuses paid to the other Named Executive Officers and other employees of the Company.

Target Bonus and Weightings(1)

	President and Chief Executive Officer	SVP and Chief Financial Officer	SVP, Legal and Corporate Secretary	SVP, Corporate Development

Corporate Performance Weighting
Value/Quality of Transactions completed	40%	25%	30%	40%
Capital Structure Management	15%	15%	15%	5%
Performance Against Budget:
Cash Flow Per Share	15%	10%	10%	10%
Expense Control	5%	10%	5%	5%
Total Corporate Performance	75%	60%	60%	60%

Personal Performance Weighting	25%	40%	40%	40%
Combined Performance Total	100%	100%	100%	100%

Threshold Bonus (50% of Target Bonus)	50%	30%	30%	37.5%
Target Bonus (% of Base Salary)	100%	60%	60%	75%
Maximum Bonus (200% of Target Bonus)	200%	120%	120%	150%
_____________________
(1)

Each performance objective has a range of possible payouts depending on the assessment of that performance objective. The minimum percentage payout for each performance objective is 0%, threshold is 50% of the target bonus and the maximum percentage payout is 200% of the target bonus. The aggregate threshold and maximum potential bonus payouts are set out in the table above, expressed as a percentage of base salary of the applicable Named Executive Officer.

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Executive Compensation

The following table details the targets for threshold, target and maximum achievement for each of the corporate performance objectives, as well as the actual performance for 2012 and the resulting performance factor to be applied in determining bonuses.

Target Corporate Performance and Actual Results

	Threshold (50%)	Target (100%)	Maximum (200%)	Actual Performance	Performance Factor
Value/Quality of Transactions Completed(1) :
(a) Increase in Cash Flow Per Share
- Short-Term	5%	10%	20%	13%	134%
- Long-Term	5%	10%	20%	13%	134%
Total Increase in Cash Flow Per Share(2)					134%
(b) Increase in Production
- Short-Term	1m oz	2m oz	4m oz	4.5m oz	200%
- Long-Term	2m oz	4m oz	8m oz	5.8m oz	144%
Total Increase in Production(2)					172%
(c) Increase in R+R
- Increase in Reserves	0m oz	50m oz	100m oz	53m oz	106%
- Increase in Resources	0m oz	50m oz	100m oz	31m oz	81%
Total Increase in R+R(2)					98%
(d) Qualitative Assessment					--
Total Value/Quality of Transactions(3)					134%
Capital Structure Management	Qualitative assessment				131%
Performance Against Budget:
Cash Flow Per Share	-10%	0%	20%	6.7%	134%
Expense Control	10%	0%	-10%	-5.9%	159%
____________________
(1)	Short-term refers to the year ended December 31, 2012 and long-term refers to the year ended December 31, 2016.
(2)

The performance factor of the sub-objectives Increase in Cash Flow Per Share and Increase in Production is the average of the further objectives within each such sub-objective. The performance factor of the sub-objective Increase in Reserves and Resources is weighted two thirds to the sub-objective Increase in Reserves and one third to the sub- objective Increase in Resources.

(3)

The Total Value/Quality of Transactions performance factor is the average of the performance factors for each of the sub- objectives (Increase in Cash Flow Per Share; Increase in Production; Increase in Reserves and Resources), plus/minus the Qualitative Assessment Adjustment.

The Corporate Performance objective is comprised of three sub-objectives as noted in the table above.

The Value/Quality of Transactions Completed performance objective is determined on the basis of three sub-objectives, together with the potential for a qualitative adjustment. The three sub-objectives of the Value/Quality of Transaction Completed performance objective are Increase in Cash Flow Per Share, Increase in Production, and Increase in Reserves and Resources. The evaluation of these sub-objectives is more fully described in the table above. The potential for a qualitative adjustment reflects the Human Resources Committee’s view that it retains discretion to adjust awards if necessary to ensure that they are fair and reasonable under the circumstances, rather than rigidly adhering to a formulaic approach that might not take into account developments during the year, intangibles in assessing the quality of an asset, comparisons of the resulting payout to the 2013 Comparator Group and other considerations not reflected within the Value/Quality of Transactions Completed performance objective. The Human Resources Committee did not exercise its discretion to provide a qualitative adjustment to this objective in respect of the 2012 year.

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Executive Compensation

The assessment of the Capital Structure Management performance objective is based on a qualitative assessment of senior management’s ability to optimize the Company’s capital structure. Factors that are considered in making this assessment include:

  the nature of capital raising activities during the year;
  maintaining a conservative capital structure, including ensuring the Company is capable of servicing debt at silver prices that are significantly depressed from current levels;
  delivering on market expectations regarding production guidance; and
  the relative share price performance with an outperforming share price reducing the Company’s relative cost of capital.

In arriving at the performance factor of 131% for the Capital Structure Management performance objective for the 2012 year, the Human Resources Committee considered the following factors among others:

  the Hudbay stream transaction was structured such that the upfront payments could be financed from available cash on hand;
  the Company commenced the process of restructuring its $400 million revolving credit facility;
  the fact that the Company can comply with its debt covenants even with a significant decrease in silver prices or forecast silver volumes;
  achieved production budget, despite revised production guidance at Peñasquito;
  extensive marketing efforts and investor conference presence; and
  the Company’s share price outperformed most other precious metal and base metal sector producers.

The Performance Against Budget performance objective is comprised of two sub-objectives: Cash Flow Per Share and Expense Control. The Cash Flow Per Share performance objective is the average of: (i) the percentage by which the actual cash flow per share for 2012 exceeds (is less than) the budgeted cash flow per share for 2012; and (ii) the same percentage calculation but assuming the budgeted silver price had remained constant for the year. The Expense Control performance objective is the percentage by which the actual general and administration expense of the Company for 2012 is less than (exceeds) the budgeted general and administration expense for 2012, adjusting for certain matters that were not appropriate to take into account in evaluating management’s ability to control expenses.

The following table details the weighted result by Named Executive Officer of each of the corporate performance objectives for the 2012 year.

Actual Corporate Objectives Results Weighted By Named Executive Officer

	President and Chief Executive Officer	SVP and Chief Financial Officer	SVP, Legal and Corporate Secretary	SVP, Corporate Development

Total Corporate Performance - Target	75%	60%	60%	60%

Value/Quality of transactions completed	54%	34%	40%	54%

Capital Structure Management	20%	20%	20%	7%

Performance Against Budget:
Cash Flow per share	20%	13%	13%	13%
Expense Control	8%	16%	8%	8%
Total Corporate Performance - Actual	101%	83%	81%	82%

Target Personal Performance	25%	40%	40%	40%

The Personal Performance objective is based in part on a qualitative assessment by the Chief Executive Officer and Human Resources Committee on personal performance of the Named Executive Officers other than the Chief Executive Officer, and by the Human Resources Committee alone on personal performance of the Chief Executive Officer. Evaluation of personal performance factors is subjective and includes consideration of quality of work, effort undertaken and leadership abilities, among other factors.

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Executive Compensation

The Human Resources Committee considered the 2013 Comparator Group three year average for comparable positions for each of the Named Executive Officers to be an important metric in retaining and incentivizing the Named Executive Officers. Therefore, the Human Resources Committee reviewed the actual bonuses that would have resulted from the application of the assessment of the Corporate and Personal Performance objectives, compared to the 2013 Comparator Group, for each of the Named Executive Officers other than Mr. Tagami. Taking into account the foregoing, the Human Resources Committee determined that it was appropriate to increase the bonus awards for Mr. Bernardi and Mr. Brown by approximately 7-8% with the intent that the base salary plus bonus awards would fall within the 55th to 65th percentile of the 2013 Comparator Group for comparable positions for each of the Named Executive Officers. The Human Resources Committee did not make an adjustment to the bonus award for Mr. Smallwood or Mr. Hodaly. The Human Resources Committee believes this to be appropriate level of compensation.

As a result of the foregoing, with respect to the financial year ended December 31, 2012, bonuses were awarded to the following Named Executive Officers in March 2013:

Non-equity Incentive Plan Actual Compensation

Name of Officer	Title of Officer	Bonus Amounts (1) ($)	Actual (2) %	Target %	Maximum %

Randy V.J. Smallwood	President and Chief Executive Officer	$1,231,248	151%	100%	200%
Gary D. Brown	SVP and Chief Financial Officer	$427,168	102%	60%	120%
Curt D. Bernardi	SVP, Legal and Corporate Secretary	$427,168	102%	60%	120%
Haytham H. Hodaly	SVP, Corporate Development	$482,448	115%	75%	150%
Maurice A.H. Tagami	VP, Mining Operations	$120,612	82%	50%	100%

		$2,688,643
__________________
(1)

Converted to United States dollars at the exchange rate of C$1.00 = US$1.0051, being the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2012.

(2)	This column expresses the bonus amount awarded for 2012 as a percentage of 2012 base salary.

Annual Performance Based Restricted Share Rights

Restricted Share Rights are awarded in special circumstances at the discretion of the Board, upon the recommendation of the Human Resources Committee. The Human Resources Committee recommended that no Restricted Share Rights be awarded to the Named Executive Officers for performance in 2012 on the basis that the Human Resources Committee did not believe there to be any other special circumstances in respect of 2012 that warranted an award of Restricted Share Rights to the Named Executive Officers.

Long-Term Incentive Plan – Stock Options and Performance Share Units

The Company’s long-term incentive plan is designed to advance the interests of the Company by encouraging eligible participants (employees, officers and consultants) to have equity participation in the Company through the acquisition of Common Shares. Starting in 2011, long-term incentive plan awards are made in stock options and performance share units. The Company targets an award that results in approximately 60% of the value of a Named Executive Officer’s long-term incentive plan award being awarded in stock options and 40% in performance share units.

Annually, the Chief Executive Officer proposes a long-term incentive plan award for executive officers in his presentation to the Human Resources Committee based on an approximate target award, an evaluation of each executive’s personal performance, a comparison of the long-term compensation to a comparator group and such other factors as the Chief Executive Officer determines to be relevant. The Human Resources Committee considers the Chief Executive Officer’s recommendations in addition to the findings in Mercer’s report, in making its recommendation to the Board regarding any stock options and performance share units to be granted.

In addition, the Human Resources Committee considered the long-term award of stock options and performance share units made in March 2012 compared to the 2012 Comparator Group for Mr. Smallwood, Mr. Brown and Mr. Bernardi. The March 2012 long-term incentive awards were in generally in the 50th to 75th percentile of the 2012 Comparator Group for Mr. Smallwood, Mr. Brown and Mr. Bernardi. The Human Resources Committee believed this result to be appropriate and not needing of adjustment.

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Executive Compensation

The long-term incentive awards in 2012 for Mr. Hodaly and Mr. Tagami were not considered on the foregoing basis and were instead determined at the time those individuals joined the Company in 2012, following a consideration of industry wide compensation data, comparison to other employees of the Company and other factors.

The target awards and actual awards for 2012 long-term compensation expressed as a percentage of base salary were as follows:

2012 Long-Term Compensation Awards as a Percentage of Base Salary

	Randy V.J. Smallwood, President and CEO	Gary D. Brown, SVP, CFO	Curt D. Bernardi, SVP, Legal and Corporate Secretary	Haytham H. Hodaly SVP, Corporate Development	Maurice A.H. Tagami VP, Mining
Targeted Award Values
Stock Options Value	138%	108%	108%	--	--
Performance Share Units Value	92%	72%	72%	--	--
Total	230%	180%	180%	--	--

Actual Award Values
Stock Options Value	142%	111%	111%	187%	219%
Performance Share Units Value	96%	75%	75%	35%	42%
Total	238%	186%	186%	222%	260%

2012 Stock Option Awards

As a result of the foregoing and on the recommendation of the Human Resources Committee, the Board granted stock options to the Named Executive Officers as set forth in the table below in March 2012.

For the purposes of the award of options made in March 2012 to the Named Executive Officers: (i) the grant date is the third trading day following the release of the 2011 financial results of the Company; and (ii) the exercise price for each option is equal to the closing price of the Common Shares on the TSX on the second trading day following the release of the 2011 financial results of the Company. For the award of options: (i) the vesting schedule is the first anniversary date of the grant date for one half of the award and the second anniversary date of the grant for the final one half of the award; and (ii) the options are exercisable for a five year period following the grant date. For further details regarding the terms of the Share Option Plan, see “Share Option Plan” at page 53.

The total number of stock options granted to the Named Executive Officers in 2012 represents approximately 0.1% of the Common Shares outstanding as of March 21, 2013.

Stock Option Awards

Name of Officer	Title of Officer	Number of Stock Options		Option Awards (4) ($)

Randy V.J. Smallwood	President and Chief Executive Officer	126,500	(1)	1,159,550
Gary D. Brown	SVP and Chief Financial Officer	50,800	(1)	465,653
Curt D. Bernardi	SVP, Legal and Corporate Secretary	50,800	(1)	465,653
Haytham H. Hodaly	SVP, Corporate Development	100,000	(2)	781,106
Maurice A.H. Tagami	VP, Mining Operations	80,000	(3)	603,917
		408,100		3,475,879
___________________
(1)	These stock options will vest as to one-half on March 27, 2013 and one-half on March 27, 2014. The exercise price for these stock options is C$33.71.
(2)	These stock options will vest as to one-half on December 31, 2012 and one-half on December 31, 2013. The exercise price for these stock options is C$29.50.
(3)	These stock options will vest as to one-half on June 6, 2013 and one-half on June 6, 2014. The exercise price for these stock options is C$28.59.
(4)

The amounts in this column are calculated using the Black-Scholes-Merton model. This is consistent with the accounting values used in the Company’s financial statements. The Company selected the Black-Scholes-Merton model given its prevalence of use within North America. Key assumptions and estimates used in the model include an expected option life of 2.5 years, a discount rate based on the average yields of 2 year and 3 year Government of Canada benchmark bonds and a volatility ranging from 45%-50% based on historical volatility of the stock price of the Company during the 2.5 year period immediately preceding the grant date. Converted to United States dollars at the exchange rate of C$1.00 = US$1.0051, being the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2012.

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Executive Compensation

2012 Performance Share Unit Awards

On the recommendation of the Human Resources Committee as discussed under the heading “Long-Term Incentive Plan – Stock Options and Performance Share Units” on page 40, the Board granted Performance Share Units to the Named Executive Officers as set forth in the table below in March 2012. Performance Share Units entitle the holder to a cash payment at the end of a specified performance period in an amount equal to the number of Performance Share Units held, multiplied by a multiplier as determined pursuant to certain specified performance criteria, multiplied by the fair market value of a Common Share as of the end of the performance period. Further details regarding the Performance Share Units and the Performance Share Unit Plan are described on page 54 under the heading “Performance Share Unit Plan”.

With respect to the particular award of Performance Share Units made in March 2012, the performance period is three years commencing March 27, 2012. The multiplier to apply at the end of the performance period is determined in accordance with the following table depending on the percentile that the total shareholder return of a Common Share represents to the total shareholder return of the comparator group described below:

Silver Wheaton Return Compared to Comparator Returns	Multiplier

• Performance below the 37.5th percentile	0%
• Threshold performance at the 37.5th percentile	50%
• Performance at the median (50th percentile)	100%
• Maximum performance at the 75th percentile	200%

The comparator group is comprised of: (i) the common shares of each of the following companies: Coeur D’Alene Mines Corporation, Franco-Nevada Corporation, Hecla Mining Company, Pan American Silver Corp., Royal Gold, Inc., Fresnillo PLC, Hothschild Mining PLC and Silver Standard Resources Inc; (ii) the Philadelphia Gold & Silver Index; and (iii) the silver price (collectively, the “PSU Comparator Group”). Provision is made to address situations where a comparator ceases to exist, or ceases to be relevant, or the Committee otherwise determines in its sole discretion to add or remove a comparator in the comparator group. The PSU Comparator Group differs from the 2012 Comparator Group because of the different purposes for which the comparator groups are used. The PSU Comparator Group measures Company performance, with the result that the PSU Comparator Group is comprised of companies that are either royalty/streaming companies or silver mining companies of a similar size and complexity to the Company, and whose company performance the Company views as being comparable to its own. The 2012 Comparator Group, on the other hand, is used to benchmark Named Executive Officer base salary, annual performance based cash incentives and long term incentives, and is therefore intended to be more reflective of a comparator group with which the Company competes for employees and officers.

If the total shareholder return of a Common Share is greater than the lowest comparator group return and less than the highest comparator group return, then interpolation between the returns nearest to the total shareholder return of a Common Share will be used to determine the percentile achieved. Interpolation will also be used to determine the multiplier if the percentile that the total shareholder return of a Common Share represents is between the threshold performance (37.5 th percentile) and the median or if such percentile is between the median and the maximum performance (75th percentile) range. The multiplier is capped at 100% if the total shareholder return of a Common Share for the performance period is negative.

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Executive Compensation

Performance Share Unit Awards

Name of Officer	Title of Officer	Number of PSUs		PSU Award Value (4) ($)

Randy V.J. Smallwood	President and Chief Executive Officer	23,000	(1)	779,284
Gary D. Brown	SVP and Chief Financial Officer	9,200	(1)	311,714
Curt D. Bernardi	SVP, Legal and Corporate Secretary	9,200	(1)	311,714
Haytham H. Hodaly	SVP, Corporate Development	5,000	(2)	148,252
Maurice A.H. Tagami	VP, Mining Operations	4,000	(3)	114,943
		50,400		1,665,907
____________________
(1)	These Performance Share Units have a three year performance period commencing March 27, 2012.
(2)	These Performance Share Units have a three year performance period commencing January 1, 2012.
(3)	These Performance Share Units have a three year performance period commencing June 6, 2012.
(4)

Based on the closing price of a Common Share on the day before the grant date of the Performance Share Units. Converted to United States dollars at the exchange rate of C$1.00 = US$1.0051, being the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2012.

Retirement Plans

The Company matches employee contributions to a registered retirement savings plan up to a maximum of 9% of base salary, or $11,544 (C$11,485) whichever is lower. The Company does not have any pension plans or other supplemental employee retirement plans.

Other Compensation – Perquisites

During the financial year ended December 31, 2012, none of the Named Executive Officers received perquisites that in the aggregate were greater than C$50,000 or 10% of the respective Named Executive Officer’s salary.

Executive Share Ownership Policy

In November 2010, the Board implemented a policy (the “Executive Share Ownership Policy”) which requires certain officers of the Company to hold a minimum of either two or three times their base salary in Common Shares, as more fully detailed in the table below. This requirement must be attained within three years of November 8, 2010 or becoming such an officer, whichever is later, and must be maintained throughout their tenure as such an officer. In calculating such holdings, the officer may include any Restricted Share Rights held, but may not include any options or performance share units held. The Human Resources Committee will periodically review and make recommendations to the Board as to what level of shareholding requirement is appropriate under the Executive Share Ownership Policy.

In March 2013, the Human Resources Committee recommended, and the Board agreed, that the policy be amended to:

  include Performance Share Units in determining an officer’s holdings of Common Shares;
  allow officers up to five years to achieve the required holdings; and
  treat the value of current share ownership at the greater of: (a) the original cost at the time the Common Shares/Restricted Share Rights/Performance Share Units were acquired or awarded; and (b) the current value of such holdings.

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Executive Compensation

The following table provides information regarding the share ownership, actual and required, for each Named Executive Officer as of December 31, 2012.

Executive Share Ownership Policy

Name	Share Ownership Requirement		Actual Share Ownership (1)
	Multiple of Base Salary	Ownership Requirement ($)	Common Shares ($)	Restricted Share Rights(2) ($)	Performance Share Units (5) ($)	Total Ownership ($)	Satisfied Ownership Requirement?
Randy V.J. Smallwood	Three times	2,442,393	4,728,827 (131,200 Shares)	Nil (Nil Rights)	1,268,710 (35,200 PSUs)	5,997,537	N/A (3)
Gary D. Brown	Two times	835,842	782,131 (21,700 Shares)	Nil (Nil Rights)	609,125 (16,900 PSUs)	1,391,256	N/A (3)
Curt D. Bernardi	Two times	835,842	212,653 (5,900 Shares)	425,306 (11,800 Rights)	609,125 (16,900 PSUs)	1,247,084	N/A (3)
Haytham H. Hodaly	Two times	835,842	Nil (Nil Shares)	Nil (Nil Rights)	180,214 (5,000 PSUs)	180,214	N/A (3)
Maurice A.H. Tagami	Nil	Nil	Nil (Nil Shares)	Nil (Nil Rights)	144,172 (4,000 PSUs)	144,172	N/A (4)
____________________
(1)

Represents Common Shares, Restricted Share Rights and Performance Share Units beneficially owned by the respective officers, directly or indirectly, or over which control or direction is exercised as of December 31, 2012. The number of securities held by officers is to the knowledge of the Company based on information provided by the officers. Calculated using the closing price of the Common Shares on the TSX on December 31, 2012 of C$35.86 and converted to United States dollars at the exchange rate of C$1.00 = US$1.0051, being the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2012. Note that for purposes of this table, the values do not reflect the amendment to the director stock ownership policy which would value holdings at the greater of the original cost and the current value.

(2)	This column includes all Restricted Share Rights held, including Restricted Share Rights in respect of which the restricted period has expired but for which an officer has elected to defer receipt.
(3)

This requirement is not currently applicable as pursuant to the Executive Share Ownership Policy, the Named Executive Officer has four years from the Board’s adoption of the Executive Share Ownership Policy on November 8, 2010 to attain the required share ownership.

(4)	The Executive Share Ownership Policy does not apply to Mr. Tagami.
(5)	This column includes all Performance Share Units held based on the assumption that the performance target will be met at 100%.

Policy Regarding Certain Financial Instruments

In March 2012, based on the recommendation of the Human Resources Committee, the Board adopted a policy that restricts all directors, officers and Vice-Presidents of the Company from entering into certain financial instruments that are designed to hedge or offset a decrease in the market value of: (i) compensation paid in equity in the Company that has not yet vested; (ii) equity in the Company that the individual is required to hold to satisfy the requirements of the Executive or Director Share Ownership Policy; or (ii) any other equity in the Company if the individual does not hold the underlying equity.

Consideration of Risk Associated with Executive Compensation

The Audit Committee has the overall responsibility to identify, review and assess significant business, political, financial and control risks and exposures, and as part of that general mandate, considers significant risks associated with the Company’s compensation policies and practices. However, without limiting or reducing the scope of the Audit Committee’s role and responsibilities with respect to risk, in March 2012 the Board gave the Human Resources Committee a complementary responsibility to identify, review and assess risks specifically associated with the Company’s compensation policies and practices, in order to facilitate a more granular review of risk as part of the overall consideration of the Company’s compensation policies and practices.

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Executive Compensation

In fulfilling the Human Resources Committee’s responsibilities, the Committee is required to:

  adopt such practices as may be appropriate to identify and mitigate any compensation program that could encourage an executive officer to take inappropriate or excessive risks;

  review the compensation program with a view to identifying, reviewing and assessing any risks and developing a mitigation strategy if determined appropriate in the circumstances; and

  identify any risks arising from the compensation program that are reasonably likely to have a material adverse effect on the Company.

The Human Resources Committee review of the Company’s compensation program is initiated through a detailed risk assessment of the compensation program prepared by management, which identifies risks associated with the Company’s compensation program and evaluates those risks on the basis of an impact assessment, likelihood of occurrence assessment, and an overall assessment of the effectiveness of the current compensation practice taking into account any mitigation strategies or practices. The Human Resources Committee members review that assessment based on their own expertise and knowledge of the Company’s compensation program.

As a result of the foregoing review, there were no aspects of the compensation program that were identified as being reasonably likely to have a material adverse effect on the Company. Contributing to that conclusion, a number of factors were identified that mitigated the potential for excessive risk taking, including:

  adoption of a balanced compensation program where a significant portion of compensation is paid in long- term compensation;

  two year and three year vesting elements for long-term compensation, with overlapping performance and vesting periods;

  introduction of a long-term performance period for Performance Share Units;

  reliance on a number of corporate and personal performance metrics for payouts under the annual performance based cash incentive;

  a cap on the maximum payout under the Performance Share Units and the annual performance based cash incentive;

  an executive share ownership policy; and

  strong governance practices and oversight of the compensation program, together with Human Resources Committee discretion with respect to payouts under the annual performance based cash incentive and other elements of the compensation program.

Succession Planning for President and Chief Executive Officer

The Board is responsible for succession planning for the role of the President and Chief Executive Officer of the Company, and the Human Resources Committee is responsible for providing recommendations to the Board on succession planning for the President and Chief Executive Officer.

The Human Resources Committee formally considers succession planning for the President and Chief Executive Officer at meetings held in March of each year.

The Board recognizes that succession planning at the Company is challenged by the limited number of employees the Company has. The Company has a total of 27 employees as of March 21, 2013, including seven employees located in the Cayman Islands. Ultimately, an external hire may be necessary for the President and Chief Executive Officer role depending on the circumstances at the time of the vacancy. The Board seeks opportunities to interact with and develop potential eventual internal successors. The Board also encourages all employees to engage in professional development and training to improve their skills and abilities.

Future Compensation Program

The Company does not expect to change its compensation program in any significant way for the 2013 year.

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Executive Compensation

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return for C$100 invested in Common Shares on December 31, 2007 against the cumulative total shareholder return of the S&P/TSX Composite Index and the S&P/TSX Capped Diversified Metals and Mining Index for the five most recently completed financial periods of the Company, assuming the reinvestment of all dividends.

(in C$)	Dec/07	Dec/08	Dec/09	Dec/10	Dec/11	Dec/12
Silver Wheaton Corp.	100.00	47.62	94.52	232.02	176.45	216.95
S&P/TSX Composite Index	100.00	67.00	90.48	106.41	97.14	104.13
S&P/TSX Capped Diversified Metals and Mining Index	100.00	32.00	134.11	199.14	146.26	138.61

The performance graph illustrates that Silver Wheaton has outperformed both the S&P/TSX Composite Index and the S&P/TSX Capped Diversified Metals and Mining Index (“Metals and Mining Index”) over the five most recently completed financial years of the Company. Generally, performance trends are more closely aligned with the Metals and Mining Index. NEO total compensation reported is generally consistent with the Company’s trend in performance in that total compensation of the NEOs decreased in 2008, but increased in 2009 through 2012. More importantly, as the Company has expanded in size, additional positions have been created at the Company since 2007 that have increased total Named Executive Officer compensation.

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Executive Compensation

Summary Compensation Table

The following table provides information for the three most recently completed financial years ended December 31, 2012, 2011 and 2010 regarding compensation earned by each of the following executive officers of the Company: (a) the President and Chief Executive Officer, (b) the Senior Vice President and Chief Financial Officer, and (c) the other three most highly compensated “executive officers” during the financial year ended December 31, 2012 (the “Named Executive Officers” or “NEOs”).

The aggregate total compensation paid to the Named Executive Officers represents approximately 1.72% of the 2012 net earnings of the Company and 1.81% of the 2012 total comprehensive income of the Company.

Summary Compensation Table(1)

Name and principal position	Year	Salary ($)	Share- based Awards (2) ($)	Option- based awards (3) ($)	Non-equity incentive plan compensation ($)		All other compensation (5) ($)	Total compensation ($)
					Annual incentive plans (4)	Long-term incentive plans
Randy V.J. Smallwood	2012	814,131	779,284	1,159,550	1,231,248	-	11,544	3,995,757
President and Chief Executive Officer	2011	663,806	495,566	980,266	737,475	-	11,038	2,888,151
	2010	402,160	-	1,259,666	653,510	-	11,059	2,326,395
Gary D. Brown	2012	417,921	311,714	465,653	427,168	-	11,544	1,634,000
SVP and Chief Financial Officer	2011	378,571	312,775	601,856	294,990	-	11,038	1,599,230
	2010	321,728	-	559,851	402,160	-	11,059	1,294,798
Curt D. Bernardi	2012	417,921	311,714	465,653	427,168	-	11,543	1,633,999
SVP, Legal and Corporate Secretary	2011	378,571	312,775	601,856	294,990	-	11,038	1,599,230
	2010	321,728	-	559,851	402,160	-	11,059	1,294,798
Haytham H. Hodaly	2012	417,921	148,252	781,106	482,448	-	11,544	1,841,271
SVP, Corporate Development	2011	-	-	-	-	-	-	-
	2010	-	-	-	-	-	-	-
Maurice A.H. Tagami	2012	146,705	114,943	603,917	120,612	-	11,544	997,721
VP, Mining Operations	2011	-	-	-	-	-	-	-
	2010	-	-	-	-	-	-	-

____________________
(1)

All compensation in this Summary Compensation Table is paid in Canadian dollars and converted to United States dollars for reporting purposes in the Summary Compensation Table for the financial year ended December 31, 2012 at the exchange rate of C$1.00 = US$1.0051, for the financial year ended December 31, 2011 at the exchange rate of C$1.00 = US$0.9833, and for the financial year ended December 31, 2010 at the exchange rate of C$1.00 = US$1.0054.

(2)

The amounts in this column for the financial years ended December 31, 2012 and December 31, 2011 represents Performance Share Units which were granted during the years in question. Performance Share Units are paid out in cash following a three year performance period, based on the fair market value of a Common Share as at the end of the performance period and the achievement of certain performance criteria during such time. The amounts in this column for 2012 and 2011 are calculated by multiplying the grant date fair value of the Performance Share Units (being the closing price of the Common Shares on the TSX as of the day before the award was made) by the number of Performance Share Units awarded, and has been converted to United States dollars for reporting purposes in the Summary Compensation Table.

(3)

The amounts in this column are calculated using the Black-Scholes-Merton model. This is consistent with the accounting values used in the Company’s financial statements. The Company selected the Black-Scholes-Merton model given its prevalence of use within North America. Key assumptions and estimates used in the model include an expected option life of 2.5 years, a discount rate based on the average yields of 2 year and 3 year Government of Canada benchmark bonds and a volatility ranging from 50% to 55% for 2010, 45% to 50% for 2011 and 45% for 2012, based on historical volatility of the stock price of the Company during the 2.5 year period immediately preceding the grant date.

(4)	Amounts in this column are paid as annual cash bonuses in respect of the financial year noted. These payments are generally made by March 31 of the following financial year.
(5)

These amounts represent contributions to the Company sponsored Group Registered Retirement Savings Plan (“RRSP”). The value of all other perquisites for each Named Executive Officer did not exceed the lesser of C$50,000 and 10% of the total salary of such Named Executive Officer in 2012, and are therefore not included in “All other compensation” as permitted under Canadian securities laws. All perquisites have a direct cost to the Company and were valued on this basis.

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Executive Compensation

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each Named Executive Officer outstanding as of December 31, 2012.

Outstanding Share-Based Awards and Option-Based Awards

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price (1) ($)	Option expiration date	Value of unexercised in-the- money options (1) (2) ($)	Number of shares or units of shares that have not vested (3) (#)	Market or payout value of share- based awards that have not vested (1) (4) ($)	Market or payout value of vested share-based awards not paid out or distributed (1) (4) (5) ($)
Randy V.J. Smallwood	150,000	16.71	26-May-13	2,899,211	35,645 PSUs	1,857,655	Nil
	225,000	9.13	23-Feb-14	6,056,230
	225,000	15.97	9-Mar-15	4,516,166
	57,000	41.79	23-Mar-16	-
	25,000	34.34	24-May-16	42,465
	126,500	33.88	27-Mar-17	273,362
Gary D. Brown	33,333	9.13	23-Feb-14	897,210	17,123 PSUs	878,946	Nil
	100,000	15.97	9-Mar-15	2,007,185
	36,000	41.79	23-Mar-16	-
	14,000	34.34	24-May-16	23,781
	50,800	33.88	27-Mar-17	109,777
Curt D. Bernardi	75,000	15.97	9-Mar-15	1,505,389	Nil RSUs	Nil	425,306
	36,000	41.79	23-Mar-16	-	17,123 PSUs	878,946
	14,000	34.34	24-May-16	23,781
	50,800	33.88	27-Mar-17	109,777
Haytham H. Hodaly	100,000	29.65	31-Dec-16	639,244	5,054 PSUs	303,618	Nil
Maurice A.H. Tagami	80,000	28.74	6-Jun-17	584,566	4,018 PSUs	231,002	Nil
__________________
(1)

Converted to United States dollars at the exchange rate of C$1.00 = US$1.0051, being the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2012.

(2)

Calculated using the closing price of the Common Shares on the TSX on December 31, 2012 of C$35.86 and subtracting the exercise price of in-the-money stock options. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(3)	This column reflects Restricted Share Units and Performance Share Units for which the vesting period had not yet expired as of December 31, 2012.
(4)

In relation to RSUs, the figures in this column are calculated using the closing price of the Common Shares on the TSX on December 31, 2012 of C$35.86. In relation to PSUs, the figures in this column are calculated using the fair market value of the Common Shares at December 31, 2012 and an estimated performance factor ranging from 132% to 167%, which is consistent with the manner that the PSUs were accounted for in the Company’s audited consolidated financial statements for the year ended December 31, 2012.

(5)	This column reflects RSUs for which the vesting period has expired and for which the holder has irrevocably elected to defer receipt beyond December 31, 2012.

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Executive Compensation

The following table provides information regarding the value vested or earned of incentive plan awards for each Named Executive Officer for the financial year ended December 31, 2012.

Value Vested or Earned During the Financial Year Ended December 31, 2012

Name	Option-based awards – Value vested during the year (1) ($)	Share-based awards – Value vested during the year (2) (3) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Randy V.J. Smallwood	1,492,574	287,133	Nil
Gary D. Brown	663,359	197,769	Nil
Curt D. Bernardi	663,359	-	Nil
Haytham H. Hodaly	253,788	-	Nil
Maurice A.H. Tagami	-	-	Nil
_________________
(1)

Calculated using the closing price of the Common Shares on the TSX as of the date of vesting and subtracting the exercise price of in-the-money stock options. Converted into United States dollars at the exchange rate of C$1.00 = US$1.0051, being the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2012. Note that actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(2)

Calculated using the closing price of the Common Shares on the TSX as of the day before the restricted period expires, converted into United States dollars at the exchange rate of C$1.00 = US$1.0051, being the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2012.

(3)

This column does not include Restricted Share Rights for which the original restricted period expired during the year where the holder has irrevocably elected to postpone the expiry of the restricted period to some later date as follows:

Mr. Bernardi elected to defer receipt of all of the Restricted Share Rights for which the restricted period expired during 2012 year until retirement.

The following table provides information regarding the value of stock options exercised by each Named Executive Officer during the financial year ended December 31, 2012.

Stock Options Exercised During the Financial Year Ended December 31, 2012

Name	Number of Options Exercised	Option Exercise Price (1) $	Value Realized (1) (2) ($)
Randy V.J. Smallwood	200,000	12.66	2,913,182
Gary D. Brown	-	-	-
Curt D. Bernardi	25,000 10,000	15.97 9.13	574,415 295,801
Haytham H. Hodaly	-	-	-
Maurice A.H. Tagami	-	-	-
_________________
(1)

Converted into United States dollars at the exchange rate of C$1.00 = US$1.0051, being the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2012.

(2)

Calculated using the applicable sale price of the Common Shares acquired on exercise of any stock options if the Common Shares were immediately sold following exercise (or the closing price of the Common Shares on the TSX as of the day before the exercise if the Common Shares acquired on exercise of any stock options were not immediately sold following exercise) and subtracting the exercise price of stock options.

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Executive Compensation

Termination and Change of Control Benefits

The Company has entered into employment agreements with each of Mr. Smallwood, Mr. Brown, Mr. Bernardi, Mr. Hodaly and Mr. Tagami which are summarized below.

Randy V.J. Smallwood

Mr. Smallwood’s employment agreement provides for a severance payment of three years’ salary, plus the greater of three times his annual bonus at target or three times the bonus received by him in the previous year, plus accrued but unused vacation time and benefits for the earlier of three years or until Mr. Smallwood receives comparable benefits from another source, to be paid if he is (a) dismissed without cause or (b) there is a change of control of the Company (a “Change of Control” as defined below) and within six months of such Change of Control: (i) the Company gives notice of its intention to terminate Mr. Smallwood for any reason other than just cause, or (ii) Mr. Smallwood elects to terminate his employment as a result of certain events occurring to him, including a material decrease in his duties, powers, rights, discretion, salary or benefits a diminution of title, a change in the person to whom he reports, a material change in his hours, a material increase in the amount of travel required or a change in location of his principal place of employment to a location greater than 100 kilometres from his principal place of employment prior to the Change of Control (collectively, a “Triggering Event”).

Gary D. Brown

The employment agreement for Mr. Brown provides for a severance payment of two years’ salary, plus the greater of two times his annual bonus at target or two times the bonus received by him in the previous year, plus accrued but unused vacation time and benefits for the earlier of two years or until he receives comparable benefits from another source, to be paid if he is (a) dismissed without cause, or (b) there is a Change of Control and within six months of such Change of Control: (i) the Company gives notice of its intention to terminate Mr. Brown for any reason other than just cause, or (ii) Mr. Brown elects to terminate his employment as a result of a Triggering Event.

The employment agreement for Mr. Brown further provides that he will not, at any time within a period of two years following the termination of his employment, either individually or in partnership, or jointly, or in connection with any person or persons, firm, association, syndicate, company or corporation, whether as employee, principal, agent, shareholder or in any other manner whatsoever, (i) enter into any streaming agreements in the precious metals sector; (ii) enter into any discussions or negotiations with any party who has made a proposal to the Company during his employment with the Company; or (iii) explore, acquire, lease or option any mineral property, any portion of which lies within 10 kilometres of any property which the Company or any party who has made a proposal to the Company during his employment with the Company has an interest, at the termination of his employment or any renewal of it.

Curt D. Bernardi

The employment agreement for Mr. Bernardi provides for a severance payment of twelve months’ salary and bonus entitlement, plus two additional months of salary and bonus entitlement for each complete year of service with the Company, up to a maximum of two years’ salary and bonus entitlement, plus accrued but unused vacation time and benefits for the earlier of the number of months for which he is entitled to a severance payment or until he receives comparable benefits from another source. Bonus entitlement is equal to the greater of the target annual bonus for Mr. Bernardi or the bonus actually received by him in the previous year, all multiplied by the number of months for which he is entitled to a termination allowance, divided by 12. The employment agreement for Mr. Bernardi provides for a severance payment of two years’ salary, plus the greater of two times his annual bonus at target or two times the bonus received by him in the previous year, plus accrued but unused vacation time and benefits for the earlier of two years or until he receives comparable benefits from another source, to be paid if there is a Change of Control and within six months of such Change of Control: (i) the Company gives notice of its intention to terminate Mr. Bernardi for any reason other than just cause, or (ii) Mr. Bernardi elects to terminate his employment as a result of a Triggering Event.

The employment agreements for Mr. Bernardi further provide that he will not, at any time within a period of two years following the termination of his employment, either individually or in partnership, or jointly, or in connection with any person or persons, firm, association, syndicate, company or corporation, whether as employee, principal, agent, shareholder or in any other manner whatsoever, (i) enter into any streaming agreements in the metals sector; or (ii) explore, acquire, lease or option any mineral property, any portion of which lies within 10 kilometres of any property which the Company or any party who has made a proposal to the Company during his employment with the Company has an interest, at the termination of his employment or any renewal of it.

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Executive Compensation

Haytham H. Hodaly and Maurice A.H. Tagami

The employment agreements for each of Mr. Hodaly and Mr. Tagami provide for a severance payment of twelve months’ salary and bonus entitlement, plus one additional months of salary and bonus entitlement for each complete year of service with the Company, up to a maximum of two years’ salary and bonus entitlement, plus accrued but unused vacation time and benefits for the earlier of the number of months for which such named employee is entitled to a severance payment or until he receives comparable benefits from another source. Bonus entitlement is equal to the target bonus for the number of months for which such employee is entitled to a termination allowance. The employment agreements for each of Mr. Hodaly and Mr. Tagami provide for a severance payment of two years’ salary, plus two times his annual bonus at target, plus accrued but unused vacation time and benefits for the earlier of two years or until he receives comparable benefits from another source, to be paid if there is a Change of Control and within six months of such Change of Control: (i) the Company gives notice of its intention to terminate such employee for any reason other than just cause, or (ii) such employee elects to terminate his employment as a result of a Triggering Event.

The employment agreements for each of Mr. Hodaly and Mr. Tagami further provide that during such employee’s employment and following employment for the period to which such employee was entitled to, or would have been entitled to, a termination allowance as described above, he will not be employed by, engaged by, interested in or involved in, either directly or indirectly, whether as principal, agent, employee, consultant, director, officer, shareholder, advisor, lender, financier or otherwise, any person or business: (i) engaged in or whose business includes metal streaming agreements; or (ii) that explores, acquires, leases or options any mineral property any portion of which lies within 10 kilometres of any property which the Company has an interest in or any property of a person in respect of which such person has made a proposal to the Company during his employment with the Company.

“Change of Control”

A “Change of Control” is defined in such employment agreements as (a) less than 50% of the Board being comprised of (i) directors of the Company at the time the respective agreements are entered into or (ii) any director who subsequently becomes a director with the agreement of at least a majority of the members of the Board at the time the agreement was entered into; (b) the acquisition by any person or persons acting jointly and in concert of 40% or more of the issued and outstanding Common Shares; or (c) the sale by the Company of property or assets aggregating more than 50% of its consolidated assets or which generate more than 50% of its consolidated operating income or cash flow during the most recently completed financial year or during the current financial year.

Other than described above, the Company and its subsidiaries have no compensatory plans or arrangements with respect to the Named Executive Officers that results or will result from the resignation, retirement or any other termination of employment of such officers’ employment with the Company and its subsidiaries, from a change of control of the Company and its subsidiaries or a change in the Named Executive Officers’ responsibilities following a change of control.

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Executive Compensation

Estimated Incremental Payment on Change of Control or Termination

The following table provides details regarding the estimated incremental payments from the Company to each of the Named Executive Officers if terminated without cause on December 31, 2012, or if, within six months of a change in control, such Named Executive Officer resigns as a result of a Triggering Event (see description of employment contracts above for further details regarding Triggering Events).

	Severance Period (# of months)	Base Salary (1) ($)	Bonus Target Value ($)	Benefits Uplift (2) ($)	Total Incremental Payment ($)
Randy V.J. Smallwood	36	2,442,393	2,261,475	205,881	4,909,749
Gary D. Brown	24	835,841	603,060	19,690	1,458,591
Curt D. Bernardi	20 (3)	696,534	502,550	18,485	1,217,569
Curt D. Bernardi	4 (4)	139,307	100,510	-	239,817
Haytham H. Hodaly	13 (3)	452,747	208,960	12,859	674,566
Haytham H. Hodaly	11 (4)	383,094	376,129	-	759,223
Maurice A.H. Tagami	12 (3)	276,403	138,201	4,146	418,750
Maurice A.H. Tagami	12 (4)	276,403	138,201	-	414,604
TOTALS		5,502,722	4,329,086	261,061	10,092,869
_________________
(1)

Salaries, bonuses and benefits for the Named Executive Officers are paid in Canadian dollars and converted to United States dollars for reporting purposes in the table below at the exchange rate of C$1.00 = US$1.0051, being the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2012.

(2)	Amounts in this column reflect accrued vacation allowance as of December 31, 2012.
(3)	This represents the entitlement the NEO would have received if terminated without cause on December 31, 2012, without a change of control having occurred.
(4)

This represents the additional entitlement the NEO would have received if terminated without cause on December 31, 2012 following a change of control, or if such Named Executive Officer resigned on December 31, 2012 following a change of control and a Triggering Event (see description of employment contracts above for further details regarding Triggering Events).

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Securities Authorized For Issuance Under Equity Compensation Plans

Equity Compensation Plans

The following table provides details of compensation plans under which equity securities of the Company are authorized for issuance under compensation plans as of the financial year ended December 31, 2012.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)	Weighted-average price of outstanding options, warrants and rights (2)	Number of securities remaining available for future issuance under equity compensation plans (3)
Equity compensation plans approved by security holders	5,081,226	$18.82	4,409,151
Equity compensation plans not approved by security holders	Nil	N/A	N/A
Total	5,081,226	$18.82	4,409,151
_________________
(1)	Represents the number of Common Shares reserved for issuance upon exercise of outstanding stock options and Restricted Share Rights.
(2)

Where priced in Canadian dollars, converted to United States dollars at the exchange rate of C$1.00 = US$1.0051, being the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2012.

(3)

Based on the maximum number of Common Shares reserved for issuance upon exercise of options under the Share Option Plan of 16,000,000 and upon exercise of Restricted Share Rights under the Restricted Share Plan of 2,000,000.

Share Option Plan

The Share Option Plan is designed to advance the interests of the Company by encouraging eligible participants, being employees, officers, directors and consultants, to have equity participation in the Company through the acquisition of Common Shares. The Share Option Plan was approved by the Company’s shareholders at the Company’s annual and special meeting of shareholders held on December 8, 2004 and was since amended by shareholders of the Company on April 26, 2007 and May 21, 2009. A copy of the Share Option Plan, as amended, is available under the Company’s profile on SEDAR at www.sedar.com.

The Company had 354,433,902 issued and outstanding Common Shares on March 21, 2013 and the aggregate maximum number of Common Shares that may be issued under the Share Option Plan is 16,000,000, representing approximately 4.5% of the Company’s issued and outstanding Common Shares. As at March 21, 2013, options to purchase an aggregate of 2,255,395 Common Shares, representing approximately 0.6% of the issued and outstanding Common Shares, are currently outstanding under the Share Option Plan and 10,997,906 Common Shares have been issued upon exercise of options granted under the Share Option Plan. This leaves 2,746,699 Common Shares, representing approximately 0.8% of the issued and outstanding Common Shares, available for issuance under the Share Option Plan. The total number of stock options granted to the Named Executive Officers in 2012 represents approximately 0.1% of the Common Shares outstanding as of March 21, 2013. Any options granted under the Share Option Plan and which have been cancelled or terminated in accordance with the terms of the Share Option Plan without having been exercised will again be available for re-granting under the Share Option Plan. However, any options granted under the Share Option Plan and exercised will not be available for re-granting under the Share Option Plan.

The maximum number of Common Shares issuable to insiders, at any time, pursuant to the Share Option Plan and any other security based compensation arrangements of the Company, is 10% of the total number of Common Shares then outstanding. The maximum number of Common Shares issuable to insiders, within any one year period, pursuant to the Share Option Plan and any other security based compensation arrangements of the Company, is 10% of the total number of Common Shares then outstanding. The aggregate maximum number of Common Shares reserved for issuance to any one person pursuant to the Share Option Plan is 5% of the total number of Common Shares then outstanding.

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Securities Authorized For Issuance Under Equity Compensation Plans

Options granted under the Share Option Plan have an exercise price of not less than the closing price of the Common Shares on the TSX on the trading day immediately preceding the date on which the option is granted and are exercisable for a period determined by the Board, not to exceed ten years, subject to extension if they would otherwise expire during or within 48 hours after a self imposed blackout period (see below for further details). All currently outstanding options are exercisable for a period of five years from the date of the award. The vesting of stock options is at the discretion of the Board. At December 31, 2012, 822,050 of the outstanding options issued under the Share Option Plan remained unvested. In the event of a change of control, all outstanding unvested options will become immediately exercisable notwithstanding any vesting provisions. Options granted under the Share Option Plan are not transferable or assignable and will cease to be exercisable: (i) within a period of 30 days following the termination of an optionee’s employment or upon retirement, subject to the Board’s discretion; and (ii) within a period of time following the death of an optionee in the discretion of the Board, not to exceed 12 months following the date of death.

Subject to receipt of requisite shareholder and regulatory approval, the Board may make, among other amendments, the following amendments to the Share Option Plan: (a) change the maximum number of Common Shares issuable under the Share Option Plan, (b) change the definition of eligible participants which would have the potential of broadening insider participation, (c) add any form of financial assistance or amend any financial assistance provision which is more favourable to participants, (d) add a cashless exercise feature which does not provide for a full deduction of the number of underlying securities from the Share Option Plan reserve, (e) add a deferred or restricted share rights or any other provision which results in participants receiving securities while no cash consideration is received by the Company, (f) discontinue the Share Option Plan, and (g) any other amendments that may lead to significant or unreasonable dilution in the Company’s outstanding securities or may provide additional benefits to eligible participants at the expense of the Company and its shareholders.

Subject to receipt of requisite regulatory approval, where required, and without further shareholder approval, the Board may make the following amendments to the Share Option Plan: (a) amendments to the vesting provisions of a security of the Share Option Plan, (b) amendments to the termination provisions of a security of the Share Option Plan which does not entail an extension beyond the original expiry date, and (c) adding a cashless exercise feature which provides for a full deduction of the number of underlying securities from the Share Option Plan reserve.

The Share Option Plan allows the expiry date of options granted thereunder to be the tenth day following the end of a self imposed blackout period on trading securities of the Company in the event that they would otherwise expire during or within 48 hours after such a blackout.

Performance Share Unit Plan

The Company’s performance share unit plan (the “PSU Plan”) was approved by the Board in March 2011. The PSU Plan provides a framework for the issuance of performance share units (“Performance Share Units” or “PSUs”) which entitle the holder to a cash payment at the end of a specified performance period equal to the number of Performance Share Units granted, multiplied by a performance factor, and multiplied by the fair market value of a Common Shares at the expiry of the performance period. The specific elements of the PSU Plan are described in more detail below, and the specific elements of the award made to the Named Executive Officers in 2012 are described under the heading “2012 Performance Share Unit Awards” on page 42.

The PSU Plan provides that PSUs may be granted by the Board or, if so determined by the Board, a committee of the Board (the “Committee”) which administers the PSU Plan to employees, officers, directors and consultants of the Company as a discretionary payment in consideration of past and future services to the Company. The current intention of the Company is to use the PSU Plan for grants of PSUs to certain of the employees and officers of the Company.

There is no maximum number of PSUs that may be issued. The PSU Plan is for non-U.S. participants only and is settled in cash only, not Common Shares. As at March 21, 2013, an aggregate of 109,011 PSUs were issued and outstanding.

The Committee determines the terms and conditions of each award of PSUs at the time of the award, establishing the number of PSUs to be awarded to each participant, the performance period, the performance criteria, and any other terms and conditions the Committee may deem appropriate or necessary.

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Securities Authorized For Issuance Under Equity Compensation Plans

Each PSU entitles the holder to a cash payment equal to the fair market value of a Common Share at the end of the specified performance period multiplied by the applicable multiplier. The multiplier is determined according to the performance criteria established by the Committee at the time of the initial award of PSUs, but may not exceed 200%. In the event of a participant’s: (i) retirement or termination during a performance period, any PSUs automatically terminate, unless otherwise determined by the Committee; (ii) death during a performance period, any PSUs accelerate with performance being calculated as of the quarter end before the date of death if the performance criteria is based on financial statements, or the day before the date of death if the performance criteria is based on any other metric; (iii) leave of absence, any PSUs are forfeited pro-rata based on the period that the employee did not work during the performance period; and (iv) disability, any PSUs continue to vest according to the PSU Plan terms.

Any dividends declared on Common Shares result in a pro-rata increase in the number of outstanding PSUs.

In the event of a change of control, unless the Board determine otherwise, any PSUs will be converted into a cash value based on the performance criteria with performance being calculated as of the quarter end before the date of the change of control if the performance criteria is based on financial statements, or the day before the change of control if the performance criteria is based on any other metric. The cash value may, at the option of the Board, either be converted into shares of the acquiror or remain denominated as a dollar amount, to be paid out in either case in cash at the end of the original performance period, subject to certain accelerating events.

Under the PSU Plan, the Board may from time to time amend the terms of the PSU Plan, provided that the amendment does not adversely affect a participant with respect to any PSUs previously awarded.

Restricted Share Plan

The Company’s restricted share plan (the “Restricted Share Plan”) was approved by the Company’s shareholders at the annual and special meeting of shareholders held on May 17, 2005. A copy of the Restricted Share Plan is available under the Company’s profile on SEDAR at www.sedar.com.

The Restricted Share Plan provides that restricted share rights (the “Restricted Share Rights” or “RSUs”) may be granted by the Board or, if so determined by the Board, a committee of the Board (the “Committee”) which administers the Restricted Share Plan to employees, officers, directors and consultants of the Company as a discretionary payment in consideration of past and future services to the Company. The current intention of the Company is to use the Restricted Share Plan for grants of Restricted Share Rights to the non-executive directors of the Company as part of their annual retainer (see “Director Compensation” above for details) and to certain of the employees of the Company (see “Compensation Discussion and Analysis” above for details of awards to Named Executive Officers). The aggregate maximum number of Common Shares that may be issued under the Restricted Share Plan is 2,000,000, representing approximately 0.6% of the issued and outstanding Common Shares as at March 21, 2013. An aggregate of 130,191 Restricted Share Rights, representing approximately 0.04% of the issued and outstanding Common Shares, are outstanding as at March 21, 2013 under the Restricted Share Plan and 201,557 Common Shares have been issued upon expiry of restricted periods attached to outstanding Restricted Share Rights granted under the Restricted Share Plan. This leaves 1,668,252 Restricted Share Rights, representing approximately 0.5% of the issued and outstanding Common Shares, available for issuance under the Restricted Share Plan.

The maximum number of Common Shares issuable to insiders, at any time, pursuant to the Restricted Share Plan and any other security based compensation arrangements of the Company is 10% of the total number of Common Shares then outstanding. The maximum number of Common Shares issuable to insiders, within any one year period, pursuant to the Restricted Share Plan and any other security based compensation arrangements of the Company is 10% of the total number of Common Shares then outstanding.

A Restricted Share Right converts into one Common Share on the later of: (i) the end of a restricted period of time wherein a Restricted Share Right cannot be exercised as determined by the Committee (“Restricted Period”); and (ii) a date determined by an eligible participant that is after the Restricted Period and before a participant’s retirement date or termination date (a “Deferred Payment Date”).

Under the Restricted Share Plan, the Board may from time to time amend or revise the terms of the Restricted Share Plan or may discontinue the Restricted Share Plan at any time. Subject to receipt of requisite shareholder and regulatory approval, the Board may make amendments to the Restricted Share Plan to change the maximum number of Common Shares issuable under the Restricted Share Plan and to change the provisions relating to insider restrictions. All other amendments to the Restricted Share Plan may be made by the Board without obtaining shareholder approval, such amendments including an amendment to the restricted period of a Restricted Share Right or an amendment to the termination provisions of a Restricted Share Right.

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Securities Authorized For Issuance Under Equity Compensation Plans

Canadian participants seeking, for tax reasons, to set or change a Deferred Payment Date must give the Company at least 30 days notice prior to the expiration of the Restricted Period in order to effect such change.

In the event of a participant’s retirement or termination during a Restricted Period, any Restricted Share Rights automatically terminate, unless otherwise determined by the Committee. In the event of the retirement or termination after the Restricted Period and prior to any Deferred Payment Date, any Restricted Share Rights will be immediately exercised without any further action by the participant and the Company will issue Restricted Shares and any dividends declared but unpaid to the participant. In the event of death or disability, such Restricted Share Rights will be immediately exercised.

If a participant holds Restricted Share Rights that are subject to a Restricted Period, the Committee will have the discretion to pay a participant cash equal to any cash dividends declared on the Common Shares at the time such dividends are ordinarily paid to holders of the Common Shares. The Company will pay such cash dividends, if any, to those participants that hold Restricted Share Rights that are no longer subject to a Restricted Period and are exercisable at a Deferred Payment Date.

In the event of a change of control, all Restricted Share Rights will be immediately exercised notwithstanding the Restricted Period and any applicable Deferred Payment Date.

Indebtedness of Directors and Executive Officers

None of the Company’s directors, executive officers or employees, or former directors, executive officers or employees, nor any associate of such individuals, is as at the date hereof, or has been, during the financial year ended December 31, 2012, indebted to the Company or its subsidiaries in connection with a purchase of securities or otherwise. In addition, no indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding of the Company or any of its subsidiaries.

Interest of Certain Persons in Matters to be Acted Upon

No (a) director or executive officer of the Company who has held such position at any time since January 1, 2012; (b) proposed nominee for election as a director of the Company; or (c) associate or affiliate of a person in (a) or (b) has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

Interest of Informed Persons in Material Transactions

Since January 1, 2012, no informed person of the Company, nominee for election as a director of the Company, or any associate or affiliate of an informed person or nominee, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries, except as follows:

(a)

Each of Messrs. Bell and Holtby are directors of Goldcorp Inc. (“Goldcorp”), which is the owner of the Peñasquito mine and the Los Filos mine, and was the owner of the San Dimas mine until August 6, 2010;

(b)

Mr. Nesmith is the Chairman of the Board of Primero and holds a significant equity position in Primero, which is the owner of the San Dimas mine, and until March 15, 2012, Mr. Nesmith was the Executive Chairman of Primero; and

(c)	Mr. Luna is a director of Primero and holds a significant equity position in Primero, and until November 30, 2011, Mr. Luna was the Executive Vice President and President, Mexico.

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Appointment of Auditors

At the Meeting, shareholders will be asked to approve an ordinary resolution for the appointment of Deloitte LLP, Independent Registered Chartered Accountants, as auditors of the Company until the next annual meeting of shareholders and to authorize the directors to fix their remuneration. Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote in favour of such resolution. Deloitte LLP, Independent Registered Chartered Accountants, were first appointed as auditors of the Company on September 24, 2004.

Fees payable to Deloitte LLP in respect of services in 2011 and 2012 are detailed below:

Auditor Fees

	2011 (1) ($)	2012 (1) ($)
Audit Fees (2)	782,734	512,491
Audit-Related Fees	2,730	5,298
Tax Fees (3)	26,187	141,233
All Other Fees (4)	70,773	86,007
TOTAL	882,424	745,029
________________
(1)

Fees are paid in Canadian dollars and converted to United States dollars for reporting purposes in this table at the exchange rate of C$1.00 = US$1.0051 for the financial year ended December 31, 2012 and at the exchange rate of C$1.00 = US$0.9833 for the financial year ended December 31, 2011.

(2)

Audit fees were paid for professional services rendered by the auditors for the audit of the Company’s annual financial statements or services provided in connection with statutory and regulatory filings or engagements.

(3)	Tax fees were paid for tax compliance and advisory services.
(4)	Other Fees were paid for Canadian Public Accountability Board fees, preparation of tax returns for VAT tax and the Barbados subsidiary and accounting advisory services.

Say on Pay Advisory Vote

In March, 2013, the Board adopted a policy relating to executive compensation, known as “Say on Pay”, to give shareholders a formal opportunity to provide their views on the executive compensation plans of the Company through an annual advisory vote.

The Company will disclose the results of the vote as part of its report on the voting results for the Meeting. The advisory vote is non-binding on the Company and it remains the duty of the Board to develop and implement appropriate executive compensation policies for the Company. However, the Board will take the results into account when considering the executive compensation plans and policies of the Company for future period. In the event that a significant number of shareholders oppose the resolution, the Board will endeavour to consult with its shareholders as appropriate (particularly those who are known to have voted against it) to understand their concerns and will review the Company’s approach to compensation in the context of those concerns. The Board will consider disclosing to shareholders as soon as is practicable, and no later than in the management information circular for its next annual meeting, a summary of any comments received from shareholders in the engagement process and any changes to the compensation plans made or to be made by the Board (or why no changes will be made).

At the Meeting, the shareholders of the Company will be asked to consider a non-binding advisory resolution on executive compensation, known as “Say on Pay”, as follows:

“BE IT RESOLVED THAT on an advisory basis, and not to diminish the role and responsibilities of the Board, that the shareholders accept the Board’s approach to executive compensation disclosed under the section entitled “Statement of Executive Compensation” in this Management Information Circular delivered in advance of the Meeting.”

The Board and management recommend the adoption of the above resolution. To be effective, the non-binding advisory resolution on executive compensation must be approved by not less than a majority of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting. Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote in favour of such resolution.

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Additional Information

Additional information relating to the Company can be found at the Company’s website at www.silverwheaton.com and on SEDAR at www.sedar.com. Financial information is provided in the Company’s audited consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2012 which can be found on SEDAR at www.sedar.com. Shareholders may also contact the Vice President, Investor Relations of the Company by phone at 604-639-9504 or toll free at 1-800-380-8687, or by e-mail at info@silverwheaton.com to request copies of these documents.

Contacting the Board of Directors

We value shareholder, employee and other interested party opinions, concerns and feedback. We invite you to communicate directly with the Board through the Chair of the Board by phoning 604-639-9884 or toll free at 1-866-696-3066, emailing the Board at board@silverwheaton.com, or by writing to:

Silver Wheaton Corp.
Park Place
Suite 3150 - 666 Burrard Street
Vancouver, BC V6C 2X8
                         Attention: Chair of the Board of Directors

Feedback regarding the executive compensation program of the Company may be directed to the Chair of the Human Resources Committee by email at hrc@silverwheaton.com, or by writing to:

Silver Wheaton Corp.
Park Place
Suite 3150 - 666 Burrard Street
Vancouver, BC V6C 2X8
                         Attention: Chair of the Human Resources Committee

Feedback regarding the governance practices of the Company may be directed to the Chair of the Governance and Nominating Committee by email at gnc@silverwheaton.com, or by writing to:

Silver Wheaton Corp.
Park Place
Suite 3150 - 666 Burrard Street
Vancouver, BC V6C 2X8
                         Attention: Chair of the Governance and Nominating Committee

Directors’ Approval

The contents of this management information circular and the sending thereof to the shareholders of the Company have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS

“Randy V.J. Smallwood”
Randy V.J. Smallwood
President and Chief Executive Officer

Vancouver, British Columbia
March 21, 2013

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Schedule “A” – Charter of the Board of Directors

I.	INTRODUCTION

A.

The Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) board of directors (the “Board”) has a primary responsibility to foster the short and long-term success of the Company and is accountable to the shareholders.

B.

The directors are stewards of the Company. The Board has the responsibility to oversee the conduct of the Company’s business and to supervise management, which is responsible for the day-to-day operation of the Company. In supervising the conduct of the business, the Board, through the Chief Executive Officer (the “CEO”) sets the standards of conduct for the Company.

C.	These terms of reference are prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.

II.	COMPOSITION AND BOARD ORGANIZATION

A.

Nominees for directors are initially considered and recommended by the Board’s Governance and Nominating Committee in conjunction with the Board Chair and Lead Director, approved by the entire Board and elected annually by the shareholders.

B.	A majority of directors comprising the Board must qualify as independent directors.

C.	Certain of the Board’s responsibilities may be delegated to Board committees. The responsibilities of those committees will be as set forth in their terms of reference.

III.	DUTIES AND RESPONSIBILITIES

A.	Managing the Affairs of the Board

The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving certain powers to itself. The legal obligations of the Board are described in Section IV. Subject to these legal obligations and to the Articles and By-laws of the Company, the Board retains the responsibility for managing its own affairs, including:

(i)

annually reviewing the skills and experience represented on the Board in light of the Company’s strategic direction and approving a Board composition plan recommended by the Governance and Nominating Committee;

(ii)	appointing, determining the composition of and setting the terms of reference for, Board committees;

(iii)	determining and implementing an appropriate process for assessing the effectiveness of the Board, the Board Chair and CEO, committees and directors in fulfilling their responsibilities;

(iv)	assessing the adequacy and form of director compensation;

(v)	assuming responsibility for the Company’s governance practices;

(vi)	establishing new director orientation and ongoing director education processes;

(vii)	ensuring that the independent directors meet regularly without executive directors and management present;

(viii)	setting the terms of reference for the Board; and

(ix)	appointing the secretary to the Board.

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Schedule “A” – Charter of the Board of Directors

B.	Human Resources

The Board has the responsibility to:

(i)	provide advice and counsel to the CEO in the execution of the CEO’s duties;

(ii)	appoint the CEO and plan CEO succession;

(iii)	set terms of reference for the CEO;

(iv)	annually approve corporate goals and objectives that the CEO is responsible for meeting;

(v)	monitor and, at least annually, review the CEO’s performance against agreed upon annual objectives;

(vi)	to the extent feasible, satisfy itself as to the integrity of the CEO and other senior officers, and that the CEO and other senior officers create a culture of integrity throughout the Company;

(vii)	set the CEO’s compensation;

(viii)	approve the CEO’s acceptance of significant public service commitments or outside directorships;

(ix)	approve decisions relating to senior management, including:

(a)	review senior management structure including such duties and responsibilities to be assigned to officers of the Company;

(b)	on the recommendation of the CEO, appoint and discharge the officers of the Company who report to the CEO;

(c)	review compensation plans for senior management including salary, incentive, benefit and pension plans; and

(d)	employment contracts, termination and other special arrangements with executive officers, or other employee groups;

(x)	approve certain matters relating to all employees, including:

(a)	the Company’s broad compensation strategy and philosophy;

(b)	new benefit programs or material changes to existing programs; and

(xi)	ensure succession planning programs are in place, including programs to train and develop management.

C.	Strategy and Plans

The Board has the responsibility to:

(i)	adopt and periodically review a strategic planning process for the Company;

(ii)

participate with management, in the development of, and annually approve a strategic plan for the Company that takes into consideration, among other things, the risks and opportunities of the business;

(iii)	approve annual capital and operating budgets that support the Company’s ability to meet its strategic objectives;

(iv)	direct management to develop, implement and maintain a reporting system that accurately measures the Company’s performance against its business plans;

(v)	approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Company; and

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Schedule “A” – Charter of the Board of Directors

(vi)	approve material divestitures and acquisitions.

D.	Financial and Corporate Issues

The Board has the responsibility to:

(i)	take reasonable steps to ensure the implementation and integrity of the Company’s internal control and management information systems;

(ii)

review and approve release by management of any materials reporting on the Company’s financial performance or providing guidance on future results to its shareholders and ensure the disclosure accurately and fairly reflects the state of affairs of the Company, and is in accordance with generally accepted accounting principles, including interim results press releases and interim financial statements, any guidance provided by the Company on future results, Company information circulars, annual information forms, annual reports, offering memorandums and prospectuses;

(iii)	declare dividends;

(iv)

approve financings, issue and repurchase of shares, issue of debt securities, listing of shares and other securities, issue of commercial paper, and related prospectuses and recommend changes in authorized share capital to shareholders for their approval;

(v)	approve the incurring of any material debt by the Company outside the ordinary course of business;

(vi)	approve the commencement or settlement of litigation that may have a material impact on the Company; and

(vii)	recommend the appointment of external auditors and approve auditors’ fees.

E.	Business and Risk Management

The Board has the responsibility to:

(i)	ensure management identifies the principal risks of the Company’s business and implements appropriate systems to manage these risks;

(ii)	approve any plans to hedge sales; and

(iii)	evaluate and assess information provided by management and others about the effectiveness of risk management systems.

F.	Policies and Procedures

The Board has the responsibility to:

(i)	approve and monitor, through management, compliance with all significant policies and procedures that govern the Company’s operations;

(ii)	approve and act as the guardian of the Company’s corporate values, including:

(a)

approve and monitor compliance with a Code of Business Conduct and Ethics for the Company and ensure it complies with applicable legal or regulatory requirements, such as relevant securities commissions;

(b)	require management to have procedures to monitor compliance with the Code of Business Conduct and Ethics and report to the Board through the Audit Committee; and

(c)	disclosure of any waivers granted from a provision of the Code of Business Conduct and Ethics in a manner that meets or exceeds regulatory requirements; and

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Schedule “A” – Charter of the Board of Directors

(iii)	direct management to ensure the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards.

G.	Compliance Reporting and Corporate Communications

The Board has the responsibility to:

(i)	ensure the Company has in place effective communication processes with shareholders and other stakeholders and financial, regulatory and other recipients;

(ii)	approve and periodically review the Company’s communications policy;

(iii)	ensure the Board has measures in place to receive feedback from shareholders;

(iv)	approve interaction with shareholders on all items requiring shareholder response or approval;

(v)	ensure the Company’s financial performance is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

(vi)	ensure the financial results are reported fairly and in accordance with generally accepted accounting principles;

(vii)

ensure the CEO and CFO certify the Company’s annual and interim financial statements, annual and interim MD&A and Annual Information Form, and that the content of the certification meets all legal and regulatory requirements;

(viii)	ensure timely reporting of any other developments that have a significant and material effect on the Company; and

(ix)	report annually to the shareholders on the Board’s stewardship for the preceding year.

IV.	GENERAL LEGAL OBLIGATIONS OF THE BOARD OF DIRECTORS

A.	The Board is responsible for:

(i)	directing management to ensure legal requirements have been met, and documents and records have been properly prepared, approved and maintained; and

(ii)	recommending changes in the Articles and By-laws, matters requiring shareholder approval, and setting agendas for shareholder meetings.

B.	Ontario law identifies the following as legal requirements for the Board:

(i)	act honestly and in good faith with a view to the best interests of the Company, including the duty:

(a)	to disclose conflicts of interest;

(b)	not to appropriate or divert corporate opportunities;

(c)	to maintain confidential information of the Company and not use such information for personal benefit; and

(d)	disclose information vital to the business of the Company in the possession of a director;

(ii)	exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances; and

(iii)	act in accordance with the Business Corporations Act (Ontario) and any regulations, by- laws and unanimous shareholder agreement.

SILVER WHEATON 2013 MANAGEMENT INFORMATION CIRCULAR [62]